


AMERICAN ITALIAN
AIPC
PASTA COMPANY

LEADERSHIP CHALLENGES IN A CHANGING INDUSTRY

2004 ANNUAL REPORT AND FORM 10-K





THE MISSION OF AIPC

The following are the guiding principles of the Company and incorporate the values that have given us the vision and focus to produce the world's best pasta.

Growth and Profits:

Achieve short- and long-term growth in sales and profits and maximize value to our shareholders.

The People of AIPC:

Build a team of quality-minded and results-oriented people and provide an environment that encourages innovation, continuous improvement and superior performance, recognizes achievements and helps our people reach their full potential.

Customer Offering:

Provide inspirational customer service and products of superior quality in a culture that drives toward lowest total delivered cost and continuous improvement in customer satisfaction.

Corporate Identity:

To be a consumer- and customer-driven, quality-minded Company based on and committed to our guiding principles of integrity, fairness, performance and consistency.

FINANCIAL HIGHLIGHTS

(in thousands, except earnings per share)

	2004	2003	% Change (2004 vs 2003)	2002	2001	2000
Revenues	$ 417,354	$ 438,844	(4.9%)	$ 380,799	$ 310,789	$ 248,795
Operating Profit[1]	17,213[2]	74,833[3]	(77.0%)	72,585	51,383[4]	47,657
Net Income	2,989	42,633	(93.0%)	41,299	26,330	27,454
Diluted Earnings Per Share	0.16	2.31	(93.1%)	2.21	1.45	1.50
Cash and Temporary Investments	4,350	6,465	(32.7%)	8,247	5,284	6,677
Total Assets	748,410	770,495	(2.9%)	640,609	560,143	383,771
Long-term Debt, Less Current Maturities	286,795	300,778	(4.6%)	258,193	236,783	138,502
Stockholders' Equity	342,486	343,505	(0.3%)	297,106	245,192	198,404

(1) Deferred debt issuance cost amortization expense has been reclassified from general and administrative expense to interest expense for fiscal years 2003, 2002, 2001 and 2000 totaling $838, $600, $339 and $0, respectively.
(2) Includes $2,868 of restructuring expenses.
(3) Includes $4,939 in expense associated with brand acquisitions and plant start-up expenses.
(4) Includes $5,537 in expense associated with brand acquisitions.



Revenues
($ in millions)
$249 $311 $381 $439 $417
00 01 02 03 04
Operating Profit
($ in millions)
$47.7 $51.4 $72.6 $74.8 $17.2
00 01 02 03 04
Diluted Earnings Per Share
$1.50 $1.45 $2.21 $2.31 $0.16
00 01 02 03 04
Operating Cash Flow
($ in millions)
$38.9 $44.2 $55.5 $72.2 $50.4
00 01 02 03 04
Capital Expenditures
($ in millions)
$57.7 $39.3 $72.8 $40.3 $22.7
00 01 02 03 04
Employees
(fiscal year-end)
511 535 627 710 589
00 01 02 03 04

Note: All references to annual periods in this Annual Report refer to the Company's applicable fiscal year-end, unless otherwise noted.



LEADERSHIP CHALLENGES IN A CHANGING INDUSTRY

"The pasta industry experienced SIGNIFICANT CHANGES during fiscal year 2004 – changes that created a NUMBER OF CHALLENGES for the industry and American Italian Pasta Company."



LETTER TO SHAREHOLDERS

The pasta industry experienced significant changes during fiscal year 2004 – changes that created a number of challenges for the industry and American Italian Pasta Company. These challenges presented the opportunity to demonstrate our continued leadership and perseverance and to take bold but necessary actions to improve our future operating results.

Our annual report is aptly titled "Leadership Challenges in a Changing Industry." Our goal is to clearly and concisely outline the changes and challenges facing the U.S. pasta industry in 2004, the decisive actions we took to address these issues, our 2004 performance and, importantly, our forward vision and 2005 strategic plan.

2004 was one of the most challenging periods in our 15-year history and we are clearly disappointed with our results. In our seven years as a public company, we have historically delivered consistent revenue and profit growth and excellent shareholder returns. Against this backdrop, we are committed to meeting the leadership challenges we face and repositioning the Company for improved performance in the years ahead.

Over the last 18 months, changes in consumer dietary trends to lower carbohydrate consumption have resulted in significant declines in consumer demand for



dry pasta. In 2004, the rate of decline accelerated, increasing the industry's excess production capacity. This environment of increasingly imbalanced supply and demand resulted in aggressive price competition and, accordingly, profit margin erosion.

We believed bold, decisive actions were necessary. We could not wait for consumer demand to improve and for others in the industry to rationalize their excess production capacity. In June 2004, we outlined our plans for a "Restructuring and Rightsizing Program" to better align our production capacity and cost structure with the changing industry environment. The key strategic elements were reductions in three areas: workforce, manufacturing capacity and inventory levels. In that regard, we reduced our workforce by 14 percent and suspended full operations at our Kenosha, Wisconsin facility in August 2004. These were obviously very difficult but necessary actions.

We accomplished our restructuring objectives and the Company is in the process of eliminating more than $12 million annually from our operating cost structure. During the fourth quarter of fiscal year 2004, we reduced our inventory levels by almost 28 percent or $23.4 million. These long-term strategic decisions had a significant negative impact upon our short-term operating results. While certain aspects of the Restructuring and Rightsizing Program were not implemented as efficiently as we had hoped, and the targeted production and manufacturing cost

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"Our STRONG MANAGEMENT TEAM is dedicated to executing our STRATEGIC PLAN, improving our OPERATING RESULTS and continuing our tradition of delivering the HIGHEST QUALITY PRODUCTS combined with the BEST CUSTOMER SERVICE in the industry."



efficiencies are taking longer to achieve, these hurdles are short-term in nature and are mainly behind us. The more enduring impact comes from the new foundation we have established as a more efficient, cost-effective company for the future – a company well-positioned for improved and sustainable operating results.

We are looking forward to 2005 and the positive direction that has come from the difficult decisions we made last year. We are also encouraged by recent indications of improving pasta industry dynamics, including that retail grocery consumption of dry pasta actually grew slightly during the four weeks ended November 27, 2004. Our strong management team is dedicated to executing our strategic plan, improving our operating results and continuing our tradition of delivering the highest quality products combined with the best customer service in the industry.

As you read further about our "Leadership Challenges in a Changing Industry," we want to express our continued appreciation to all of our stakeholders – our employees, customers, suppliers and shareholders – for your support and patience during the past year. We are particularly grateful to our Board of Directors who committed significant additional time in reviewing the specific management programs and providing additional guidance during fiscal year 2004.





Timothy S. Webster
President and Chief Executive Officer

Horst W. Schroeder
Chairman of the Board

Kansas City, Missouri – December 29, 2004



THE PASTA INDUSTRY IN 2004

The pasta industry experienced significant changes during 2004 along a number of dimensions, including the following:

CONSUMPTION DECLINE

Retail grocery consumption of dry pasta (as measured by A.C. Nielsen) declined significantly in volume by approximately 5 to 6 percent during the 12 months ended October 2, 2004. Volume declines began in mid-2003 due to consumer dietary trends toward lower carbohydrate consumption. During the last 18 months, we believe that total North American pasta consumption fell by over 100 million pounds.

Despite changes in the pasta market conditions, we are confident that pasta will continue to play an important role in the American diet. Pasta is widely recognized as an inexpensive, convenient and nutritious food. Even in light of volume declines, North American pasta consumption continues to be significant and is estimated at between 3.5 and 4.0 billion pounds during 2004.

EXCESS CAPACITY

The pasta industry has experienced excess production capacity for a number of years. While there was some contraction in industry capacity resulting from plant closures prior to 2004, significant excess capacity still existed in the industry at the beginning of the year. With volume demand significantly decreasing during 2004, the imbalance of supply versus demand became further exacerbated. In the latter part of 2004, the industry's excess capacity was decreased by the closure of two plants, including one of our facilities.

PRICE AND MARGIN PRESSURE

This increasingly imbalanced supply and demand resulted in aggressive price competition by the industry, including American Italian Pasta Company. With excess production capacity and higher levels of available inventory, price competition intensified and market share battles developed.



"Despite CHANGES IN THE PASTA MARKET conditions, we are confident that PASTA WILL CONTINUE to play an IMPORTANT ROLE in the American diet."

The pasta industry also faced increasing operating costs during 2004. Raw materials, transportation, utilities and insurance costs all experienced significant increases during the year.

Eroding demand and sales prices, combined with increased operating and administrative costs, resulted in margin pressures and declining profitability.

OUR DECISIVE ACTIONS

As 2004 began, we did not anticipate the prolonged decline in demand for pasta and the significant impact of low carbohydrate dietary trends. As demand declines began to accelerate, we developed plans to improve sales and profitability, including the development of innovative new products to satisfy changing consumer demands.

REDUCED CARB PRODUCT INTRODUCTION

Consumer preferences appeared to indicate the need for low and reduced carb pasta products, and we were the first to respond to these marketplace opportunities. In February 2004, we introduced our own reduced carb product line designed to help mitigate the decline in general pasta consumption. We made a significant investment in product development and introductory marketing support for the reduced carb line. In addition, we had earlier developed a "low carb" product line under a supply agreement with Atkins Nutritional Services.

While the early demand for these products was relatively strong, subsequent sales trends have not met our expectations and consumer research-based projections. Low



and reduced carb products have not yet grown to become a significant component of the pasta market, and while we believe these types of products will fulfill a relevant role in the diets of some consumers, the product line will not be a driver of our sales in the short-term.

Many leading food companies also introduced numerous "reduced carb" and "low carb" products in various categories to the marketplace in 2004. These products have likewise experienced mixed success and generally have not gained broad consumer acceptance.

BUSINESS ASSESSMENT

As we experienced the market conditions facing the pasta industry in 2004, consumption trends continued to weaken. We began identifying issues facing the Company and determined that we needed to assess our business in a different light.

Our inventories continued to increase and our per-unit production costs climbed above historical and planned levels. Our manufacturing and logistics structure and related costs were built to accommodate much higher levels of production volume, distribution and inventory than we currently required.

In the third quarter, we completed an exhaustive study of strategic operational alternatives with particular focus on the characteristics of our operating model when our low-cost producer advantage was greatest and our margins and profit generation were at their best.

"We completed an exhaustive STUDY OF STRATEGIC OPERATIONAL ALTERNATIVES with particular focus on the CHARACTERISTICS OF OUR OPERATING MODEL when our LOW-COST PRODUCER ADVANTAGE WAS GREATEST and OUR MARGINS AND PROFIT GENERATION were at their best."



RESTRUCTURING AND RIGHTSIZING PROGRAM

As a result of our business assessment, in June 2004 we announced a Restructuring and Rightsizing Program (the "Restructuring Program") to better align our production capacity and cost structure with anticipated sales demand and market conditions in the pasta industry. The key strategic elements of this initiative included a 14 percent reduction in the Company's workforce, as well as reductions in manufacturing capacity and inventory levels and the related reconfiguration of our distribution network.

During the fourth quarter of fiscal year 2004, we suspended full operations at our Kenosha, Wisconsin manufacturing facility, temporarily shut down production at two of our remaining three domestic manufacturing facilities, and exited eight distribution centers through implementation of inventory reduction programs. The Kenosha facility is being maintained in standby mode to allow for a quick reactivation of that capacity in the event incremental production is needed. In mid-October 2004, we partially reactivated the facility to meet short-term production needs.

As is typical in a restructuring of this nature, production and manufacturing cost inefficiencies are experienced for a period of time after initial changes are implemented. As we significantly reduced production capacity and human resources, moved manufacturing requirements from the Kenosha plant to our other three U.S. plants and changed the distribution profile of a significant amount of production and inventory, we experienced a more difficult transition phase than expected. This resulted in higher than projected operating costs due to product waste, production inefficiencies and incremental distribution costs. In addition, we experienced certain product shortfalls resulting in a sales order backlog.

We believe the hurdles we experienced during the Restructuring Program are short-term in nature and we expect to return to more efficient operations during the first and second quarters of fiscal year 2005.

As a result of the Restructuring Program, lower inventory levels have already been achieved, future production capacity and output will more effectively match



"The Company is in the PROCESS OF ELIMINATING in excess of $12 MILLION ANNUALLY from our operating cost structure."

anticipated sales demand and significant cost savings will be generated. The Company is in the process of eliminating in excess of $12 million annually from our operating cost structure.

OUR 2004 PERFORMANCE

Our fiscal year 2004 financial performance was disappointing. Revenues in fiscal year 2004 decreased 4.9 percent to $417.4 million and net income declined from $42.6 million in fiscal year 2003 to $3.0 million in fiscal year 2004. Accordingly, our diluted earnings per share decreased from $2.31 in fiscal year 2003 to $0.16 in fiscal year 2004.

A number of factors converged to cause a significant decrease in revenues and profitability – accelerating declines in overall retail pasta consumption; deteriorating pasta market conditions, including lower sales prices, excess production capacity, and increased manufacturing and input costs; the expense and operational impact of our Restructuring Program; and the costs of the introduction of the low and reduced carb product lines.

Of the revenue decrease, volume declines contributed 4.6 percent of the total with the remaining 0.3 percent decrease resulting from lower average sales prices. The revenues from our retail businesses decreased by 7.9 percent in fiscal year 2004, comprised of declining volume of 7.7 percent and reduced average sales prices and increased promotional support of 0.2 percent. On the positive side, our institutional business had strong top-line performance with revenues increasing 4.2 percent, comprised of increased volume of 1.2 percent and higher average sales prices of 3.0 percent.



We accomplished the primary objectives of the Restructuring Program during the fourth quarter of fiscal year 2004. The reduction of costs through a decrease in workforce, the suspension of full operations at the Kenosha facility and the exit from eight distribution centers all contributed to achieving our targeted future annual savings. In addition, we incurred $2.9 million of restructuring expenses during fiscal year 2004 to implement the Restructuring Program.

The reduction of inventory levels was another key element of the Restructuring Program that had significant financial impact in fiscal year 2004. We accomplished the inventory reduction through the suspension of operations at the Kenosha facility and the temporary shutdowns at two other plants, as well as reducing our slow-moving and discontinued inventory. At October 1, 2004, inventory levels decreased by approximately $18.1 million from the end of fiscal year 2003 and by $23.4 million from the commencement of the Restructuring Program. However, $14.1 million of costs related to the inventory reduction strategy were incurred in fiscal year 2004.

A number of the specific costs incurred in fiscal year 2004 should be behind us as we have moved into fiscal year 2005. The costs related to the Restructuring Program and the inventory reduction component, totaling $17.0 million, and the costs relating to the introduction of the reduced carb product line, totaling $9.9 million, were unique to fiscal year 2004. We are still completing the transition phase

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"We look forward to fiscal year 2005 with RENEWED CONVICTION that our response to the financial and operating challenges of last year will allow us to STRENGTHEN OUR PLATFORM for IMPROVED PROFITABILITY in the years ahead."



of the Restructuring Program and our production efficiency and manufacturing costs should come into line during the first and second fiscal quarters of 2005. We expect to increasingly realize the full benefits of the Restructuring Program throughout the year as we improve our operations and financial results.

We look forward to fiscal year 2005 with renewed conviction that our response to the financial and operating challenges of last year will allow us to strengthen our platform for improved profitability in the years ahead.

OUR PLAN FOR 2005

After the most challenging year in the Company's history, we are strategically focused on returning to several historical operating approaches and performance characteristics, including lower production and logistics costs, higher margins and greater profitability. To achieve these objectives, our 2005 plan targets a smaller base of more profitable volume realized through pricing strategies and cost reductions. The new pricing strategy is being implemented with particular emphasis on the lowest margin generating businesses. We are targeting an operating model that will return us to the high asset utilization and low-cost producer status that drove our operating profitability prior to 2004.

In the near term, we continue to complete our Restructuring Program. Immediate priorities include rebalancing and building our inventory position to eliminate our recent order backlog, reestablishing our excellent historical customer service levels and, ultimately, achieving our targeted operating cost profile. The impact of our strategic initiatives should result in steadily improving, sequential progress each quarter during fiscal year 2005.

In addition, our 2005 business plan is strongly focused on balance sheet management. We expect capital expenditures to be under $20 million and are implementing working capital reduction efforts. We also have a focused program to lower debt levels during the year, thereby reducing interest costs.



"After the MOST CHALLENGING YEAR in the Company's history, we are STRATEGICALLY FOCUSED on returning to several HISTORICAL OPERATING APPROACHES and PERFORMANCE CHARACTERISTICS, including lower production and logistics costs, higher margins and greater profitability."

IN CONCLUSION

After the extraordinary challenges encountered in 2004, we believe we have developed a new operating model that will generate increased profitability for the Company in 2005 and beyond. Our seasoned and strengthened management team and our dedicated employees are key ingredients to achieving the targeted results and are prepared to meet the "Leadership Challenges in a Changing Industry." We are totally committed to lead the industry through our own performance, our continued focus on being the low-cost producer of high quality products and our excellent service to our customers resulting in improved shareholder values. As a team, we believe this can be done and we look forward to the future.

BOARD OF DIRECTORS

Horst W. Schroeder
Chairman of the Board,
American Italian Pasta Company

Timothy S. Webster
President and
Chief Executive Officer,
American Italian Pasta Company

Jonathan E. Baum
Chairman and
Chief Executive Officer,
George K. Baum & Co.
Kansas City, Mo.

Mark C. Demetree
Chairman and
Chief Executive Officer,
US Salt Holdings, LLC
Overland Park, Kan.

James A. Heeter
Managing Partner, Kansas City Office,
Sonnenschein Nath & Rosenthal LLP
Kansas City, Mo.

Robert H. Niehaus
Chairman,
Greenhill Capital Partners, LLC
New York, N.Y.

Terence C. O'Brien
President and Chief Executive Officer,
Brach's Confections, Inc.
Dallas, Texas

William R. Patterson
Partner,
Stonecreek Management, LLC
Overland Park, Kan.

Tim M. Pollak
Managing Director,
Sagaponack Associates, Inc.
Sagaponack, N.Y.

Richard C. Thompson
President and
Chief Executive Officer,
The Meow Mix Company
Secaucus, N.J.

AUDIT COMMITTEE

William R. Patterson, Chairman
Jonathan E. Baum
James A. Heeter

COMPENSATION COMMITTEE

Mark C. Demetree, Chairman
Jonathan E. Baum
Robert H. Niehaus

NOMINATING/ GOVERNANCE COMMITTEE

James A. Heeter, Chairman
Tim M. Pollak
Richard C. Thompson

LEAD INDEPENDENT DIRECTOR

Robert H. Niehaus

CORPORATE OFFICERS

UNITED STATES

Timothy S. Webster
President and Chief Executive Officer

Daniel W. Trott
President, AIPC Sales Company and
Executive Vice President,
Sales and Marketing

George D. Shadid
Executive Vice President
and Chief Financial Officer

Walter N. George
Executive Vice President,
Operations and Chain Supply

Warren B. Schmidgall
Executive Vice President

Jerry H. Dear
Executive Vice President,
Special Channels and Private Label

Bruce G. Bishop
Vice President of Finance,
Supply Chain

Thomas J. Branich
Area Vice President, West Region

Paul R. Geist
Vice President and
Corporate Controller

John A. Griffith
Vice President, Commodities

Jayne S. Hoover
Vice President, Quality and R&D

Chrystal L. Johnson
Vice President,
Information Systems

Eric L. Johnson
Vice President, Engineering

Jeffrey W. Johnson
Vice President of Finance,
Strategic Business Units

Michael J. Kaczynski
Area Vice President, East Region

Patrick D. Regan
Vice President, National Accounts

Robin M. Venn
Vice President and General Manager,
Excelsior Springs, Mo. and
Kenosha, Wis. Facilities

P. Garry Willenbrink
Vice President, Logistics

G. Michael Willhoite
Vice President and General Manager,
Columbia, S.C. Facility

ITALY

Andrea Ghia
Managing Director of European
Operations

Francesco Bonfanti
President, Pasta Lensi, S.r.l.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 1, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number: 001-13403

AMERICAN ITALIAN PASTA COMPANY
(Exact name of Registrant as specified in its charter)

Delaware	84-1032638
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116
(Address of principal executive office and Zip Code)

816-584-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Class A Convertible Common Stock: $.001 par value per share
Registered: New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filed (as defined in Rule 12b-2 of Securities Exchange Act). Yes [X] No [ ]

As of April 2, 2004 the aggregate market value of the Registrant's Class A Convertible Common Stock held by non-affiliates (using the New York Stock Exchange's closing price) was approximately $694,250,856.

The number of shares outstanding as of December 10, 2004 of the Registrant's Class A Convertible Common Stock was 18,114,523 and there were no shares outstanding of the Class B Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for the 2005 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report. The Definitive Proxy Statement will be filed no later than 120 days after October 1, 2004.

Certain Cautionary Statements

Certain portions of this annual report on Form 10-K ("Annual Report"), including "Business Strategy", in Item 1, contain statements concerning potential future events. Such forward-looking statements are based upon assumptions by our management, as of the date of this Annual Report, including assumptions about risks and uncertainties faced by us. Readers can identify these forward-looking statements by their use of such verbs as expects, anticipates, believes, estimates, intends, projects, may, will, predicts, or similar verbs or conjugations of such verbs. If any of our assumptions prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors described below under Item 7 "Risk Factors." Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. We will not update any forward-looking statements in this Annual Report to reflect future events or developments.

PART I

ITEM 1. BUSINESS

General

American Italian Pasta Company is a Delaware corporation and was incorporated and commenced operations in 1988. Unless the context otherwise indicates, all references in this Annual Report to "the Company", "we", "us", "our", and similar words are to American Italian Pasta Company. The Company believes it is the largest producer and marketer of dry pasta in North America, based on data available from A.C. Nielsen, published competitor financial information, industry sources such as the National Pasta Association, suppliers, trade magazines and our own market research. During the fiscal year ended October 1, 2004, we had revenues of $417.4 million.

We believe that our singular focus on pasta, vertically-integrated facilities, continued technological improvements and development of a highly-skilled workforce enable us to produce high-quality pasta at costs below those of many of our competitors. We believe that the combination of our cost structure, the age of competitive production capacity and our key customer relationships create competitive advantages.

The Company's fiscal year end is the last Friday of September or the first Friday of October. This results in a 52- or 53-week year depending on the calendar. Our first three fiscal quarters end on the Friday last preceding December 31, March 31, and June 30 or the first Friday of the following month of each quarter. Fiscal 2004 was 52 weeks and ended on October 1, 2004. Fiscal 2003 was 53 weeks and ended on October 3, 2003. Fiscal 2002 was 52 weeks and ended on September 27, 2002.

We produce more than 220 dry pasta shapes in vertically integrated milling, production and distribution facilities, located in Excelsior Springs, Missouri, Columbia, South Carolina, Kenosha, Wisconsin, Tolleson, Arizona, and Verolanuova, Italy. We have evaluated the operation and efficiency of our plants in relation to our competitors based on discussions with and information from industry sources such as suppliers, the National Pasta Association and trade magazines, public disclosures by other pasta producers and our own internal research. Based on this information, we believe the construction of the Missouri plant in 1988 represented the first use in North America of a vertically integrated, high-capacity pasta plant using Italian milling and pasta production technology. We believe that this plant continues to be among the most efficient and highly automated pasta facilities in North America. The South Carolina plant, which commenced operations in 1995, and the Arizona plant, which commenced operations in fiscal 2003, serves both retail and institutional customers. The Wisconsin plant, which commenced operations in 1999, is designed to produce pasta primarily for sale to food processors that use dry pasta in their products. The Italy plant, which commenced operations in 2001, serves private label, branded, foodservice, and industrial markets internationally and in the United States. In July 2004, we suspended full operations at our Kenosha, Wisconsin facility. In October 2004, we partially reactivated this facility for an expected temporary period to improve product availability. The Kenosha plant will remain in a stand-by mode.

The Company's executive offices are located at 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116, and our telephone number is (816) 584-5000. Our website is located at http://www.aipc.com. We make available free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as they are reasonably available after these materials are electronically filed with or furnished to the Securities and Exchange Commission. Information contained in our website is not a part of this Annual Report.

We hold a number of federally registered and common law trademarks, which are used throughout this Annual Report.

Pasta Industry Environment

The pasta industry continued to experience significant changes during fiscal year 2004, as retail pasta demand continued to decline during the year resulting in lower industry sales. Retail grocery consumption of dry pasta (as measured by A.C. Nielsen) declined significantly in volume by approximately 5% to 6% during the 12 months ended October 2, 2004. We believe the declines in demand result primarily from changes in consumer diet trends to lower carbohydrate consumption awareness. During much of the fiscal year the pasta industry also continued to have manufacturing overcapacity. The combination of overcapacity and declining sales demand resulted in increased price competition and declining industry profit margins. During the latter part of the fiscal year, we reduced our manufacturing capacity by suspending full operations at one our manufacturing facilities (as outlined below) and one of our competitors closed one of their plants. As a result, we believe there have recently been sizeable capacity reductions in the pasta industry as compared to a year earlier.

Restructuring and Rightsizing Program

During the third quarter of fiscal 2004, the Company announced a Restructuring and Rightsizing program to better align its production capacity and cost structure with the Company's current business and operating profile and the current pasta industry environment. The Restructuring and Rightsizing program responded to industry-wide reductions in demand related to recent changes in consumer diet trends and to manufacturing overcapacity in the pasta industry. The key strategic elements of the Restructuring and Rightsizing program included reductions in the Company's workforce, manufacturing capacity and inventory levels and the related reconfiguration of its distribution network. In that regard, during the fourth quarter of fiscal 2004, we suspended full operations at our Kenosha, Wisconsin manufacturing facility; temporarily shutdown production at two of its four domestic manufacturing facilities; and exited certain leased domestic distribution centers. As a result of the Restructuring and Rightsizing, production capacity and output will more effectively match anticipated sales demand, significant cost savings are expected to be generated and lower inventory levels have been achieved.

During the fiscal year 2004, we recorded $2.9 million of restructuring expenses. These expenses primarily include employee severance and termination benefits, lease costs, and supply agreement costs. The severance and benefit costs relate to the termination of approximately 14% of the Company's workforce, a majority of whom were employed at manufacturing locations. Lease costs relate to the commitments and termination costs for certain leased warehouses that will no longer be required due to the distribution network restructuring facilitated by reduced inventory levels. Supply agreement costs relate to amounts to be paid under a raw materials supply agreement for our Kenosha plant that includes a minimum purchase commitment not expected to be met in fiscal year 2005 due to the suspension of operations. In addition, $14.1 million of costs were incurred relating to the inventory reduction strategy, a key part of the restructuring and rightsizing program.

Production and manufacturing inefficiency and reduced inventory levels and product availability issues in the initial weeks following the implementation of the Company's restructuring and rightsizing program resulted in customer shipment delays.

Business Strategy

The Company's strategic plan is now focused on returning to several of its historical operating approaches and performance characteristics, including greater profitability, higher margins and lower production cost. To achieve these objectives, our plan includes targeted elimination of certain low margin accounts (primarily private label and ingredient markets) and focused volume growth in key retail and institutional markets to achieve more profitable volume. Furthermore, the plan includes profit improvement through price increases and/or cost reductions for all strategic business units. The new pricing strategy is already being implemented with particular emphasis on the lowest margin volumes. The strategic plan anticipates total revenues in fiscal year 2005 will be lower than fiscal year 2004, due to the impact of continued consumption declines in the broad pasta market and the effect of optimizing our volume portfolio.

Our anticipated smaller, more profitable volume portfolio will be well matched with our recently adjusted production capacity. We are targeting an operating model that will return us to the high asset utilization and low cost producer status that drove our excellent operating profitability in previous years.

In addition, our strategy is to continue to provide our customers with a full portfolio of pasta products from regional brands, to store brands to authentic Italian imported products, and specialty products all delivered within the highest quality standards and with exceptional customer service.

Products and Brands

Our product line, comprising over 3,500 items or stock-keeping units ("SKUs"), includes long goods such as spaghetti, linguine, fettuccine, angel hair and lasagna, and short goods such as elbow macaroni, mostaccioli, rigatoni, rotini, ziti and egg noodles. In many instances, we produce pasta to our customers' unique specifications. We make over 220 different shapes and sizes of pasta products in over 225 package configurations, including bulk packages for institutional customers and smaller individually-wrapped packages for retail consumers. We contract with third parties for the production of certain specialized pasta shapes, such as stuffing shells and manicotti, which are necessary to offer customers a full range of pasta products. Purchased pasta represented less than 1% of our total unit volume in fiscal year 2004.

We introduced a portfolio of new reduced carb products in early fiscal 2004, designed to help mitigate the impact of general pasta consumption declines. While the early demand was relatively strong, subsequent sales trends have not met our expectations. This product line has not yet grown to become a significant component of the pasta market and while we believe reduced carb products will fulfill a relevant role in the diets of some consumers, the product line will not be a driver of our sales in the short-term and will not compensate for recent volume declines in fiscal year 2004 and the associated profits of traditional pasta. In addition, we developed a "low carb" product line during fiscal year 2004 under a supply agreement with Atkins Nutritional Services ("Atkins"). While early sales levels were encouraging, recent trends and revenues are not achieving the levels originally expected. Under the Atkins agreement, revenues aggregated $5.7 million during fiscal year 2004; however, there were no revenues under this agreement in the fourth quarter of the fiscal year.

We believe that our state-of-the-art, Italian pasta production equipment is capable of producing the highest quality pasta. Our products are produced to satisfy the specifications of our customers as well as our own product specifications, which we believe are among the highest in the industry. Our pasta is distinguished by a rich, natural "wheaty" taste and a consistently smooth and firm ("al dente") texture with a minimum amount of white spots or dark specks. We evaluate the quality of our products in two ways. We conduct internal laboratory evaluation against competitive products on physical characteristics, including color, speck count, shape and consistency, and cooking performance, including starch release, protein content and texture, and our customers perform competitive product comparisons on a regular basis.

Our U.S. production facilities are inspected each year by the American Institute of Baking ("AIB"), the leading United States baking, food processing and allied industries evaluation agency for sanitation and food safety. Our plants consistently achieve the AIB's highest "Superior" rating. We also implemented a comprehensive Hazard Analysis Critical Control Point ("HACCP") program in 1994 to continuously monitor and improve the safety, quality and cost-effectiveness of the Company's facilities and products. We believe that having an AIB rating of "Superior" and meeting HACCP standards have helped us attract new business and strengthen existing customer relationships.

Our Italian plant is our first ISO 9002 certified production facility. The facility is inspected by a European representative similar to AIB, EFSIS, one of the recognized European Food Safety Bodies. Our facility received the "Higher Level" certification from EFSIS, the only European pasta plant to receive this accreditation. This is the highest level of certification available and is similar to the ratings received by our U.S. facilities. In addition, we have implemented HACCP and Food Safety Programs consistent with the U.S. facilities.

Marketing and Distribution

We actively sell and market our domestic products through our sales employees and the use of food brokers and distributors throughout the United States, Canada and Mexico. Our senior management is directly involved in the selling process in all customer markets. Our over-arching sales and marketing strategy is to provide superior quality, a complete product offering, competitive pricing and superior customer service to attract new customers and to maintain and grow pasta sales to existing customers. In the retail segment, we additionally provide a focused mass approach supplying consumer preferred regional brands, private label brands, Italian imports in distinctive packaging and specialty pasta. The Company works with our retail partners to develop marketing and promotional programs specifically tailored to stimulate pasta consumption in their market based upon the retail specific strategy and role for pasta. We have established a significant market presence in North America by developing strategic customer relationships with food industry leaders that have substantial pasta requirements. We have a long-term supply agreement with Sysco, the nation's largest marketer and distributor of food service products. We are also a primary supplier of pasta to Wal*Mart, Inc. and we supply private label and branded pasta to many of the largest grocery retailers in the United States. We also have long-term supply agreements with several private label customers, and have developed supply relationships with leading food processors, which use our pasta as an ingredient in their branded food products.

Our Italian plant enables us to offer authentic Italian pasta products. This facility serves North American, European, and other International markets with Branded, Private Label, Industrial and Food Service products.

One of our core strengths has been the development of strong customer relationships and the establishment of a reputation as a technical and service expert in the pasta field. As part of our overall customer development strategy, we use our category management expertise to assist customers in their distribution and supply management decisions regarding pasta and new products. Our category management expertise allows us to recommend pricing, SKU assortment and shelf space allocation to both private label and branded customers. Our representatives also assist food processors in incorporating our pasta as an ingredient in their customers' food products. We provide dedicated technical support to our institutional customers by making recommendations regarding the processing of pasta in their facilities. We believe that these value-added activities provide customers with a better appreciation and awareness of our products.

We consistently demonstrate our commitment to customer service through the development of enhanced customer service programs. Examples of these programs include our creation of an Efficient Customer Response ("ECR") model which uses Electronic Data Interchange ("EDI") and vendor replenishment programs to assist key customers, and category management services for our private label and branded customers. These programs also enable us to more accurately forecast production and sales demand, enabling higher utilization of production capacities and lower average unit costs.

Our primary distribution centers in North America are strategically located in South Carolina, Missouri and Arizona to serve the national market. We have on-site distribution centers at our South Carolina, Arizona, and Missouri production facilities. Finished products are automatically conveyed via enclosed case conveying systems from the production facilities to the distribution centers for automated palletization and storage until shipping. The combination of integrated facilities and multiple distribution centers enables us to realize significant distribution cost savings and provides lead-time, fill rate and inventory management advantages to our customers. The operation of the Missouri, South Carolina and Arizona distribution centers is outsourced under a long-term agreement with OHL, Inc., a firm specializing in warehouse and logistics management services.

Our Italian facility uses two public warehouses to serve the European market (located in the U.K. and Italy) and the U.S. distribution centers for our U.S. import business.

Most of our customers use inventory management systems which track sales of particular products and rely on reorders being rapidly filled by suppliers. We work with our customers to forecast consumer demand which allows us to cost-effectively produce inventory stocks to the forecasted demand levels.

Pasta Production

Pasta's primary ingredient is semolina, which is extracted from durum wheat through a milling process. Durum wheat is used exclusively for pasta. Durum wheat used in United States pasta production generally originates from Canada, North Dakota, Montana, Arizona and California, and to a lesser extent, Mexico. Durum wheat used in Europe generally originates from Italy, France, Spain, Canada, U.S., Greece and Syria. Each variety of durum wheat has its own unique set of protein, gluten content, moisture, density, color and other attributes which affect the quality and other characteristics of the semolina. We blend semolina from different wheat varieties as needed to meet customer specifications.

Our ability to produce high-quality pasta generally begins with purchasing durum wheat directly from farmer elevators and grower-owned cooperatives in Canada, North Dakota, Montana, Arizona and California. This purchasing method ensures that the extracted semolina meets our specifications. We have several sources for durum wheat and are not dependent on any one supplier or sourcing area. As a result, we believe that we have adequate sources of supply for durum wheat. We occasionally buy and sell semolina to balance our milling and production requirements. We are one of only three major producers of pasta that own vertically integrated milling and production facilities.

Durum wheat is a cash crop whose market price fluctuates. We manage our durum wheat cost risk through cost pass-through mechanisms and other arrangements with our customers and advance purchase contracts for durum wheat which are generally less than 12 months in duration.

Durum wheat is shipped to our production facilities in Missouri and South Carolina directly from Canada, North Dakota, and Montana under long-term rail contracts with our most significant rail carriers, the Canadian Pacific Rail System and Norfolk Southern. Under these agreements, 90% of the volume of wheat shipped into our Missouri mill must be carried by Canadian Pacific and 95% of the volume of wheat shipped into our South Carolina mill must be carried by Norfolk Southern. There are no requirements on how much total tonnage must be shipped and we control which carriers are used. Accordingly, we are in compliance with such volume obligations.

We purchase the raw material requirements (including semolina and semolina/flour blends) for our Kenosha, Wisconsin facility from Horizon Milling, LLC (a joint venture between Harvest States and Cargill) under the terms of a long-term supply agreement. We believe the quality of the purchased raw materials is consistent with our internally milled products. We also believe the terms of the supply agreement are favorable versus other market options.

The Horizon Milling Supply Agreement currently has five years remaining on the agreement. We are not required to purchase the durum wheat nor carry the grain inventory. The contract has a "meets competition" clause with respect to tolling fees over the life of the contract. We are obligated to purchase 90% of our yearly semolina and flour requirements for our Kenosha manufacturing plant from Horizon Milling. We paid Horizon Milling $13.3 million, $20.9 million and $15.5 million for our requirements in fiscal years 2004, 2003 and 2002, respectively. In all three years the volume exceeded the contractual minimum requirement of 70 million pounds.

In July 2004, we suspended full operations at our Kenosha, Wisconsin facility. We recognized $.7 million in restructuring expense related to the supply agreement due to the volume requirements for fiscal 2005 that we would not expect to meet due to our decision to suspend operations for fiscal 2005. In October 2004, we partially reactivated this facility for an expected temporary period to improve product availability. The Kenosha plant will remain in a stand-by mode. If the Kenosha plant remains in a standby mode, or if we permanently shut down the plant, we will not meet the contractual minimum requirement.

We purchase the raw material requirements (including semolina and semolina/flour blends) for our Tolleson, Arizona facility from Bay State Milling Company under the terms of a long-term supply agreement. We also believe the terms of the Bay State Milling Company supply agreement are favorable versus other market options.

Similarly, the Bay State Milling Supply Agreement for Tolleson, Arizona is also a 10-year initial agreement with renewal provisions thereafter. In the event of ownership changes or sustained under-performance, we have contractual rights to purchase the mill at an established book value less applicable depreciation to that point.

We are obligated to purchase 80% of our annual Tolleson requirements for semolina from Bay State with an annual minimum of 50 million pounds. We paid Bay State approximately $10.4 million in fiscal 2004, and $9.4 million in fiscal 2003, and in both years we exceeded the contractual minimum requirement. We purchased no semolina from Bay State in fiscal 2002 because our plant in Tolleson was not yet operating.

In Europe, we purchase our semolina requirements from Italian mills to meet our specific quality and customer needs.

We purchase our packaging supplies, including poly-cellophane, paperboard cartons, boxes and totes from third parties. We believe we have adequate sources of packaging supplies.

Trademarks and Patents

We hold a number of federally registered and common law trademarks which we consider to be of considerable value and importance to our business including AIPC, American Italian Pasta Company, American Italian, Mueller's, R & F, Ronco, Anthony's, Luxury, Pennsylvania Dutch, Mrs. Grass, Martha Gooch, Golden Grain, Mission and Pasta Lensi. The Company has also registered other marks. Although we hold numerous patents, we do not believe any of the patents to be material to our business.

Dependence on Major Customers

Historically, a limited number of customers has accounted for a substantial portion of our revenues. During the fiscal years ended October 1, 2004, October 3, 2003, and September 27, 2002, Wal*Mart, Inc. accounted for approximately 17%, 15%, and 13%, respectively, and sales to Sysco Corporation accounted for approximately 10%, 10%, and 11%, respectively, of our revenues. We expect to continue to rely on a limited number of major customers for a substantial portion of our revenues in the future. We have an exclusive supply contract with Sysco (the "Sysco Agreement"). We do not have long-term supply contracts with a substantial number of our other customers, including Wal*Mart, Inc. Accordingly, we are dependent upon our customers to sell our products and to assist us in promoting market acceptance of, and creating demand for, our products. An adverse change in, or termination or expiration without renewal of, our relationships with or the financial viability of one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to the Sysco Agreement, we are the primary supplier of dry pasta to Sysco and have the exclusive right to supply dry pasta to Sysco for sale under Sysco's brand names. Sysco, which operates from approximately 146 operating companies and distribution facilities in the U.S. and Canada, provides products and services to approximately 415,000 restaurants, hotels, schools, hospitals, and other institutions, as well as the U.S. government. Sysco exercised its option to renew its agreement for an additional three years through December 31, 2006, and has an option to renew the agreement up to a maximum of two additional three-year terms. Under the Sysco agreement, we may not supply pasta products to any business other than Sysco in the United Sates that operates as, or sells to, institutions and businesses which provide food for consumption away from home (i.e. food service businesses) without Sysco's prior consent. The Sysco agreement may be terminated by Sysco upon certain events, including our inability to perform our obligations under the agreement, and such inability to perform persists for three months or more.

Competition

We operate in a highly competitive environment against numerous well-established national, regional and foreign companies, and many smaller companies. We compete in the procurement of raw materials, the development of new products and product lines, the improvement and expansion of previously introduced products and product lines and the production, marketing and distribution of these products. Some of these companies with which we compete, have longer operating histories, significantly greater brand recognition and financial and other resources. Our products compete with a broad range of food products, both in the retail and institutional customer markets. Competition in these markets generally is based on product quality, pricing, packaging and customer service and logistics capabilities. We believe that we currently compete favorably with respect to these factors.

Our direct competitors include Barilla (a large multi-national Italian-owned company with a manufacturing facility in the U.S.), U.S. producers of retail and institutional pasta such as New World Pasta LLC, Dakota Growers Pasta Company, Philadelphia Macaroni Co. Inc. and A. Zerega's Sons, Inc., each an independent producer, and foreign companies such as Italian pasta producer De Cecco. For sales in Europe and other international markets, our Italian plant competes with Barilla and numerous Italian pasta producers.

Our competitive environment depends to a significant extent on the aggregate industry capacity relative to aggregate demand for pasta products. Over the past years, the North American pasta production capacity has contracted. Borden completed the sale of its pasta business during 2001. We bought seven Borden pasta brands, while New World Pasta purchased the remainder of the Borden brands and all of the Borden manufacturing facilities. In 2002, New World Pasta closed three of its North American pasta manufacturing facilities, and in 2004 closed another facility. We estimate the capacity of the four plants closed by New World Pasta to be approximately 350 million pounds. In late 2003, Barilla opened a plant in Mexico with annual capacity of 150 million pounds through a 50%/50% joint venture with Grupo de Mexico. In June 2004, we announced the suspension of full operations at our Kenosha, Wisconsin facility as a response to reductions in industry-wide consumer demand for pasta. In October 2004, we partially reactivated this facility for an expected temporary period to improve product availability.

Several foreign producers, based principally in Italy and Turkey, aggressively targeted the U.S. pasta market in the mid-nineties. In 1996, a U.S. Department of Commerce investigation revealed that several Italian and Turkish producers were engaging in unfair trade practices by selling pasta at less than fair value in the U.S. markets and benefiting from subsidies from their respective governments. Effective July 1996, the U.S. International Trade Commission of the Department of Commerce ("Commerce"), imposed anti-dumping and countervailing duties on Italian and Turkish imports ("the 1996 Anti-dumping Order"). The Anti-dumping Order was extended five years through 2006. Accordingly, all Italian and Turkish producers, (including our Italian subsidiary), are assessed duties of 15% on U.S. imports, subject to review by Commerce. Once reviewed by Commerce, an importer's duties may increase or decrease depending on Commerce findings. The Commerce has ruled our Italian subsidiary was not subject to duties in fiscal year 2002 and the Company is receiving refunds for duties paid during that year. Although not yet finalized, the Company expects to receive a similar ruling for fiscal year 2003. No duties were paid in fiscal year 2004, and none are expected to be paid, although the Company remains subject to adverse rulings from Commerce. Such duties enable us and our domestic competitors to compete more favorably against Italian and Turkish producers in the U.S. pasta market. Bulk imported pasta and pasta produced in the U.S. by foreign firms are generally not subject to such anti-dumping and countervailing duties.

Pasta Markets

Although we have international sales, more than 95% of our revenues in fiscal 2004 were from sales in North America including our Italian produced products.

North American pasta consumption is estimated to have been between 3.5 and 4.0 billion pounds in fiscal 2004. The pasta industry consists of two primary customer markets: (i) Retail, which includes grocery stores, club stores and mass merchants that sell branded and private label pasta to consumers; and (ii) Institutional, which includes both food service distributors that supply restaurants, hotels, schools and hospitals, as well as food processors that use pasta as a food ingredient.

Pasta is a staple of the North American diet. It is widely recognized that pasta is an inexpensive, convenient and nutritious food. The U.S. Department of Agriculture places pasta on the foundation level of its pyramid of recommended food groups. Products such as flavored pasta, prepared sauces, boxed pasta dinners, and both frozen and shelf-stable prepared pasta entrees support the lifestyle demands of consumers for convenient at-home meals. Pasta continues to grow in popularity in restaurants as Americans continue to dine away from home more frequently. Recent attention to low carbohydrate diets by certain segments of the U.S. population has significantly impacted the consumption of pasta, and during fiscal 2004, retail sales of dry pasta sold through grocery outlets declined by approximately 5% to 6% versus the previous year, as measured by A. C. Nielsen.

Customer Markets – Retail: The U.S. retail market includes traditional grocery retailers and fast-growing club store and mass merchants. We are one of the leading producers of retail dry pasta in the U.S. with a market share of approximately one-third on a volumetric basis consisting of the Company's brands and the Private Label businesses of our customers. The second and third largest purveyors of retail pasta are New World Pasta and Barilla, respectively. Our strategy is to provide our retail partners with a full portfolio of pasta products from regional brands to store brands to authentic Italian imported products and specialty products all delivered within the highest quality standards and with exceptional customer service.

Customer Markets – Institutional: The Institutional market includes both food service distributors that supply restaurants, hotels, schools and hospitals, as well as food processors that use pasta as a food ingredient. Traditional food service customers include businesses and organizations, that sell products to restaurants, healthcare facilities, schools, hotels and industrial caterers. Most food service distributors obtain their supply of pasta from third party producers like us. The food service market is highly fragmented and is served by numerous regional and local food distributors, including both "traditional" food service customers and chain restaurant customers. Sysco, the nation's largest food service marketer and distributor of food service products and one of the nation's largest commercial purchasers of pasta products, serves approximately 14% of the food service customers in the United States.

The Institutional market also includes sales to food processors who use pasta as an ingredient in their food products such as frozen dinner entrees and side dishes, dry side dish mixes, canned soups and single-serve meals. The consistency and quality of the color, starch release, texture, cooking consistency, and gluten and protein content of pasta produced for food processors is crucial to the success of their products. As a result, food processors have stringent specifications for these attributes.

The size of the Institutional market is affected by the number of food processors that elect to produce pasta internally rather than outsourcing their production. Historically, most pasta used by food processors was manufactured internally for use by food processors in their own products.

Government Regulation; Environmental Matters

We are subject to various laws and regulations relating to the operation of our production facilities, the production, packaging, labeling and marketing of our products and pollution control, including air emissions, which are administered by federal, state, and other governmental agencies. Our production facilities are subject to inspection by the U.S. Food and Drug Administration ("FDA") and the Occupational Safety and Health Administration, as well as various state agencies.

Our facilities are subject to air permitting by the U.S. Environmental Protection Agency and/or authorized States under federal and/or state regulations implementing the federal Clean Air Act. Each of our facilities is currently operating under valid permits. Costs to renew these permits are immaterial.

Our facilities are subject to certain safety regulations including regulations issued pursuant to the U.S. Occupational Safety and Health Act. These regulations require us to comply with certain manufacturing safety standards to protect our employees from accidents. We believe that we are in material compliance with all employee safety regulations.

Our facilities are also subject to annual reporting requirements under the Emergency Planning and Community Right-to-Know Act and its implementing regulations. No permit is required, but we do submit Tier II reports to federal and/or state regulators, local emergency planning organizations, and the local fire department with jurisdiction over the facilities quantifying all hazardous materials stored on our property that meet or exceed threshold quantities. Costs associated with this annual reporting are minimal.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, and other similar state laws require the cleanup of hazardous waste disposal sites. Parties that may be liable under CERCLA for the cleanup of a hazardous waste disposal site include the current property owner, the operator, owners and operators of the property at the time of a release of hazardous substances, the arranger of the disposal, and the transporter of hazardous substances. To date, we have not been notified by the U.S. Environmental Protection Agency, any state agency, or any other private party that we are considered responsible or potentially responsible for some aspect of the cleanup of any hazardous waste disposal site under CERCLA or any other similar state laws.

In fiscal year 2004, we received the Customs Trade Partnership Against Terrorism ("C-TPAT") certification from the United States Customs and Border Protection ("CBP") division of the Department of Homeland Security. CBP developed CTPAT after the September 11, 2001 terrorist attacks as a way to identify low risk importers and facilitate the efficient release of goods, even under heightened security conditions. To become a participant of C-TPAT, our security measures were reviewed and certified by CBP. C-TPAT certification includes certain benefits to participants and may help reduce the risk of significant delays in the importation of our product.

We believe we are in compliance with all applicable environmental laws and regulations.

Employees

As of October 1, 2004, we employed 589 full-time persons worldwide, of whom 139 were exempt, 32 salaried non-exempt, 209 manufacturing non-exempt, and 209 manufacturing hourly employees. Our U.S. employees are not represented by any labor unions. We consider our employee relations to be excellent.

ITEM 2. PROPERTIES

Production Facilities: Our pasta production plants are located in Excelsior Springs, Missouri, Columbia, South Carolina, Kenosha, Wisconsin, Tolleson, Arizona, and Verolanuova, Italy. Our U.S. facilities are strategically located to support North American distribution of our products and benefit from the rail and interstate highway infrastructure. At October 1, 2004, our facilities had combined annual milling and production capacity of approximately 1.0 billion pounds.

Distribution Centers: We own the distribution centers adjoining our Missouri, South Carolina, Wisconsin, and Arizona plants. In addition, as of October 1, 2004, we leased space in public warehouses located in Northern California, Missouri, South Carolina, Arizona, and Indiana. The Indiana lease was terminated in November 2004 as part of our Restructuring and Rightsizing program.

On November 9, 2004, as part of an amendment to our credit facility, we agreed to provide a collateral interest to our lenders in substantially all of our tangible and intangible domestic assets.

ITEM 3. LEGAL PROCEEDINGS

From time to time and in the ordinary course of our business, we are named as a defendant in legal proceedings related to various issues, including worker's compensation claims, tort claims and contractual disputes. Other than such routine litigation, we are not currently involved in any material legal proceedings. In addition, we are not aware of other material potential claims. While the resolution of the matters described above may have an impact on our financial results for the period in which they are resolved, we believe that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon our business or consolidated financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We did not submit any matters to the vote of our stockholders during the fourth quarter of the most recent fiscal year.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instruction G(3) of Form 10-K and instruction 3 to paragraph (b) of Item 401 of Regulation S-K, the following list is included as an unnumbered Item in Part I of this Annual Report in lieu of being included in our Definitive Proxy Statement which will be filed no later than 120 days after October 1, 2004. All executive officers are elected annually and serve at the discretion of the Board of Directors. We have employment agreements with all of the executive officers and certain other executive officers.

The following table sets forth certain information about each of our executive officers as of October 1, 2004.

NAME	AGE	POSITION
Horst W. Schroeder.........	63	Chairman of the Board of Directors
Timothy S. Webster.........	42	President and Chief Executive Officer; Director
Daniel W. Trott.............	43	President – AIPC Sales Co. and Executive Vice President – Sales and Marketing
George D. Shadid...........	50	Executive Vice President and Chief Financial Officer
Walter N. George............	48	Executive Vice President – Operations and Supply Chain
Warren B. Schmidgall.......	54	Executive Vice President
Jerry H. Dear................	56	Executive Vice President – Special Channels and Private Label

Horst W. Schroeder has served as the Chairman of the Board of Directors since June 1991, and as a Director since August 1990. Since 1990, Mr. Schroeder has been President of HWS & Associates, Inc., a Hilton Head, South Carolina management-consulting firm owned by Mr. Schroeder. Prior to founding HWS & Associates, Mr. Schroeder served the Kellogg Company, a manufacturer and marketer of ready-to-eat and other convenience food products, in various capacities for more than 20 years, most recently as President and Chief Operating Officer.

Timothy S. Webster has served as our President since June 1991, as President and Chief Executive Officer of the Company since May 1992, and as a Director since June 1989. Mr. Webster joined us in April 1989, and served as Chief Financial Officer from May 1989 to December 1990 and as Chief Operating Officer from December 1990 to June 1991.

Daniel W. Trott joined us in August 2003 as Executive Vice President – Sales and Marketing. Prior to joining the Company, Mr. Trott had worked at PepsiCo from July 1989 to August 2003, most recently as Vice President, Pepsi-Cola North America Sales Strategy and Development and Vice President of Sales, Pepsi-Cola Non-carbonated Beverages.

George D. Shadid began providing consulting services to the Company in May 2004, and in August 2004 joined us as Executive Vice President and Chief Financial Officer. Previously, Mr. Shadid held various executive positions at Applebee's International, Inc., a restaurant company, from 1992 to 2003, including Chief Financial Officer and Chief Operating Officer.

Walter N. George joined us in January 2001 as Senior Vice President – Supply Chain and Logistics. He was promoted to Executive Vice President – Operations and Supply Chain in January 2003. Prior to joining the Company, Mr. George was Vice President of Supply Chain for Hill's Pet Nutrition, Inc., a pet food producer, from February 1989 to January 2001.

Warren B. Schmidgall joined us in October 1998 as Senior Vice President and Chief Financial Officer. He was promoted to Executive Vice President and Chief Financial Officer in January 2000. In August 2004, he assumed accountability for Human Resources, Information Technology and other Administrative responsibilities. Prior to joining the Company, Mr. Schmidgall worked in various executive positions at Hill's Pet Nutrition, Inc., a pet food producer, from February 1980 to October 1998, including Chief Financial Officer and Executive Vice President of Operations.

Jerry H. Dear joined us in 1993 as a Business Development Manager. He was named Vice President – Retail Sales in 1995, Senior Vice President – Retail Markets in February 1998, and Executive Vice President – Retail Markets in January 2000. Before joining us, Mr. Dear had worked at Pillsbury from 1983 to 1993, most recently as a Region Business Manager.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES

Our Class A Convertible Common Stock, par value $0.001 per share (the "common stock") is traded on the New York Stock Exchange under the symbol "PLB".

The range of the high and low prices per share of the common stock for fiscal 2004 and 2003 was as follows:

	Year Ended October 1, 2004		Year Ended October 3, 2003	
	High	Low	High	Low
First Quarter	$43.10	$36.08	$41.88	$31.50
Second Quarter	$41.95	$37.00	$46.01	$34.15
Third Quarter	$38.99	$27.88	$47.28	$41.23
Fourth Quarter	$31.13	$25.61	$46.71	$36.88

As of November 22, 2004, there were approximately 7,000 holders of the common stock. No shares of the Company's Class B Convertible Common Stock, par value $0.001 per share (the "Class B common stock") are outstanding on the date of this Annual Report.

We have declared and paid dividends on our common stock in the amount of $6.8 million during fiscal 2004. We intend to use our earnings for the foreseeable future to provide funds for the operation of our business, for the repayment of indebtedness, and for the payment of dividends. Our current credit facility contains certain provisions, which limit the amount we can pay in dividends. Future borrowing agreements may also contain limitations on the payment of dividends. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, capital requirements, results of operations and other factors, including any contractual or statutory restrictions. We have no restricted retained earnings at October 1, 2004.

On November 9, 2004, the Company's Board of Directors declared a quarterly dividend of 18.75 cents per share, payable to shareholders of record as of November 22, 2004, to be paid on December 8, 2004.

During the fourth quarter of fiscal 2004, the Company received 2,235 shares as payment for taxes related to vesting of restricted stock at an average price of $26.85 per share.

For information on our equity compensation plans, refer to Item 12, "Security Ownership of Certain Beneficial Owners and Management".

Our Board of Directors has adopted a set of Corporate Governance Principles and has established three standing committees: Audit, Compensation, and Nominating/Governance. Our lead independent director is Robert Niehaus. A copy of the Corporate Governance Principles and the Charter of each of these Committees is available on the Company's website at http://www.aipc.com, and will be mailed to any stockholder upon written request delivered to the Corporate Secretary of AIPC, 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116.

ITEM 6. SELECTED FINANCIAL DATA

The selected statement of operations data for the fiscal years ended October 1, 2004, October 3, 2003, and September 27, 2002 and the selected balance sheet data as of October 1, 2004 and October 3, 2003 are derived from our Consolidated Financial Statements including the Notes thereto audited by Ernst & Young LLP, Independent Registered Public Accountants, appearing elsewhere in this Annual Report. The selected statement of operations data for the fiscal years ended September 28, 2001 and September 29, 2000, and the selected balance sheet data as of September 27, 2002, September 28, 2001, and September 29, 2000, have been derived from our financial statements not included herein, which have been audited by Ernst & Young LLP. The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.

	FISCAL YEARS ENDED				
	Oct. 1, 2004	Oct. 3, 2003	Sept. 27, 2002	Sept. 28, 2001	Sept. 29, 2000
	(in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Revenues(1)	$417,354	$438,844	$380,799	$310,789	$248,795
Cost of goods sold	319,621	295,114	249,000	213,086	178,810
New product development and start-up costs (2)	3,906	--	--	--	--
Gross profit	93,827	143,730	131,799	97,703	69,985
Selling and marketing expense	58,668	51,078	48,013	30,844	16,065
General and administrative expense (5)	15,078	12,880	11,201	9,939	6,263
Provision for restructuring expense (3)	2,868	--	--	--	--
Provision for acquisition and plant start-up expenses (4)	--	4,939	--	5,537	--
Operating profit	17,213	74,833	72,585	51,383	47,657
Interest expense, net (5)	13,053	11,183	9,915	8,830	4,777
Other	--	--	--	2,356	--
Income before income taxes	4,160	63,650	62,670	40,197	42,880
Income tax provision	1,171	21,017	21,371	13,867	15,426
Net income	$ 2,989	$ 42,633	$ 41,299	$ 26,330	$ 27,454
Net income per common share (basic):	$ 0.17	$ 2.39	$ 2.31	$ 1.51	$ 1.53
Weighted average common shares outstanding	18,043	17,833	17,879	17,404	17,895
Net income per common share (assuming dilution):	$ 0.16	$ 2.31	$ 2.21	$ 1.45	$ 1.50
Weighted average common shares outstanding (including dilutive securities)	18,544	18,490	18,695	18,186	18,298
Cash dividends per share	$ 0.375	$ --	$ --	$ --	$ --
BALANCE SHEET DATA (AT END OF PERIOD):					
Cash and temporary investments	$ 4,350	$ 6,465	$ 8,247	$ 5,284	$ 6,677
Working capital	$ 66,663	$ 87,536	$ 79,589	$ 53,781	$ 46,941
Current ratio	220%	236%	306%	221%	304%
Property, plant and equipment - net	$427,591	$424,120	$395,940	$339,162	$311,668
Total assets	$748,410	$770,495	$640,609	$560,143	$383,771
Long-term debt, less current maturities	$286,795	$300,778	$258,193	$236,783	$138,502
Stockholders' equity	$342,486	$343,505	$297,106	$245,192	$198,404
Total debt/total capitalization	46%	47%	47%	49%	41%

(1) - On October 28, 2000, the U.S. Government enacted the "Continued Dumping and Subsidy Offset Act of 2000" which provides that assessed anti-dumping and subsidy duties liquidated by the Department of Commerce after October 1, 2000 will be distributed to affected domestic producers. Accordingly, revenues in fiscal years 2002, 2003 and 2004 include payments received from the Department of Commerce of $7.6 million, $2.4 million, and $1.5 million, respectively, as our calculated share, based on tariffs liquidated by the government from October 1, 2000 to September 30, 2001, October 1, 2001 to September 30, 2002 and October 1, 2002 to September 30, 2003, respectively, on Italian and Turkish imported pasta.

(2) - New product development and start-up costs represent the upfront costs incurred to produce a portfolio of new products expected to address carbohydrate awareness among consumers. These costs included formulation development and product testing of a portfolio of low and reduced carb products; incremental manufacturing and logistics costs including unplanned downtime on dedicated lines, efficiency losses, and excess product waste, overcoming limited short-term raw material availability and sourcing issues (blending, transportation, etc.); and quality assurance, outside testing and other direct product development costs.

(3) - Provision for restructuring expense relates to our Restructuring and Rightsizing Program and includes employee severance and termination benefits, lease costs, supply agreement costs and other miscellaneous costs, discussed in Item 1 and in Note 2 to the Company's Consolidated Financial Statements, included in Item 8.

(4) - Provision for acquisition expenses in fiscal year 2001 includes incremental costs associated with the Mueller's brand acquisition ($1.8 million) and the acquisition of the seven brands from Borden Foods ($3.7 million), and in fiscal year 2003, incremental costs associated with brand acquisitions (primarily Golden Grain) and plant start-up costs related to our new Arizona facility ($4.9 million).

(5) - Deferred debt issuance cost amortization expense has been reclassified from general and administrative expense to interest expense for fiscal years 2003, 2002, 2001 and 2000 totaling $828,000, $600,000, $339,000 and $0, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table sets forth certain data from our consolidated statements of operations, expressed as a percentage of revenues, for each of the periods presented.

	FISCAL YEARS ENDED		
	October 1, 2004	October 3, 2003	September 27, 2002
Revenues:			
Retail	72.8%	75.1%	74.1%
Institutional	27.2%	24.9%	25.9%
Total revenues	100.0%	100.0%	100.0%
Cost of goods sold	76.6	67.2	65.4
New product development and start-up costs	0.9	--	--
Gross profit	22.5	32.8	34.6
Selling and marketing expense	14.1	11.7	12.6
General and administrative expense	3.6	2.9	3.0
Provision for restructuring expense	0.7	--	--
Provision for acquisition and plant start-up expenses	--	1.1	--
Operating profit	4.1	17.1	19.0
Interest expense, net	3.1	2.6	2.6
Income tax expense	0.3	4.8	5.6
Net income	0.7%	9.7%	10.8%

Overview

We believe we are the largest producer of dry pasta in North America. We began operations in 1988. We believe our singular focus on pasta, our vertically-integrated facilities and highly efficient production facilities focused primarily on specific market segments and our highly skilled workforce make us a more efficient company and enable us to produce high-quality pasta at historically very competitive costs. We believe that the combination of our low cost structure, our product strategy of offering branded, private label, imported and specialty products, our scalable production facilities and our key customer relationships create competitive advantages.

We generate revenues in two customer markets: retail and institutional. Retail market revenues include the sales of our pasta products to customers who resell the pasta in retail channels (including sales to grocery, club, mass merchant and discount stores) and encompasses sales of our branded, private label, imported and specialty products. These revenues represented 72.8% and 75.1% of our total revenue for the years ended October 1, 2004 and October 3, 2003, respectively. Institutional market revenues include revenues from product sales to customers who use our pasta as an ingredient in food products or who resell our pasta in the foodservice (meals away from home) market. It also includes revenues from sales to government agencies and other customers that we pursue periodically. The institutional market represented 27.2% and 24.9% of our total revenue for the years ended October 1, 2004 and October 3, 2003, respectively.

During the fiscal year 2004, the retail dry pasta category in the United States experienced year-over-year declines in consumption of approximately 5% to 6%. In our view this category decline, which had significant impact on the Company's results for the 2004 year versus the prior year, is attributable to dietary changes by the American consumer to reduce their intake of carbohydrates. As discussed more fully below, these consumption declines have resulted in significant revenue declines for the Company, which in turn contributed to the necessity for the restructuring and rightsizing program initiated in the third quarter of fiscal 2004 (as discussed below).

Average sales prices for our non-branded products vary depending on customer-specific packaging and raw material requirements, product manufacturing complexity and other service requirements. Average prices for our branded products are also based on competitive market factors. Average retail and institutional prices will also vary due to changes in the relative share of customer revenues and item specific sales volumes (i.e., product sales mix). Generally, average retail sales prices are higher than institutional sales prices. Selling prices of our branded products are significantly higher than selling prices in our other business units, including private label. This results in higher revenues and gross profits than our non-branded businesses. Revenues are reported net of cash discounts, product returns, and certain promotional and slotting allowances.

We introduced a portfolio of new reduced carb products in early fiscal 2004, designed to help mitigate the impact of general pasta consumption declines. With the introduction of our reduced carb product line, we have incurred $3.9 million of new product development and start-up costs. These costs represent the upfront costs incurred to produce a portfolio of new products expected to address carbohydrate awareness among consumers. These costs included formulation development and product testing of a portfolio of low and reduced carb products; incremental manufacturing and logistics costs including unplanned downtime on dedicated lines, efficiency losses, and excess product waste; overcoming limited short-term raw material availability and sourcing issues (blending, transportation, etc.); and quality assurance, outside testing and other direct product development costs. We have also incurred $6.0 million of introductory marketing costs related to the new reduced carb product line. While the early demand for these products was relatively strong, subsequent sales trends have not met our expectations. This product line has not yet grown to become a significant component of the pasta market and while we believe reduced carb products will fulfill a relevant role in the diets of some consumers, the product line will not be a driver of our sales in the short-term.

We also developed a "low carb" product line under a supply agreement with Atkins Nutritional Services during fiscal year 2004. While early sales levels were encouraging, recent trends and revenues are not achieving the levels originally expected. Revenues under the agreement in fiscal year 2004 were $5.7 million (with no sales under the agreement in the fourth quarter of fiscal 2004). As the sales outlook for the Atkins product line has become substantially diminished in the fourth quarter, recoverability of $0.8 million of certain assets relating to the agreement became uncertain and was expensed in the fourth quarter of fiscal 2004. We expect that inventories currently on hand relating to our reduced carb product line and the Atkins agreement will either be sold in the normal course of business, or in the case of Atkins related inventory, repurchased by Atkins under the terms of the agreement; however the ultimate disposition of these inventories without additional cost to the Company is dependent upon such factors.

We seek to develop strategic customer relationships with food industry leaders that have substantial pasta requirements. We have a long-term supply agreement through December 31, 2006 with Sysco, and other non-contractual arrangements with food industry leaders that provide for the "pass-through" of direct material cost and certain other cost changes as pricing adjustments. The pass-throughs are generally limited to actual changes in cost and, as a result, impact margins in periods of changing costs and prices. The pass-throughs are generally effective 30 to 90 days following such cost changes and thereby significantly reduce the long-term exposure of our operating results to the volatility of raw material costs. These pass-through arrangements also require us to pass on the benefits of any price decreases in raw material costs.

Our cost of goods sold consists primarily of raw materials, packaging, manufacturing costs (including depreciation) and distribution costs. A significant portion of our cost of goods sold is durum wheat. We purchase durum wheat on the open market and, consequently, those purchases are subject to fluctuations in cost. We manage our durum wheat cost risk through durum wheat cost "pass-through" agreements in long-term contracts and other non-contractual arrangements with our customers as discussed above and advance purchase contracts for durum wheat which are generally less than twelve months in duration. Our new reduced carb product line includes significantly higher costs for raw materials and manufacturing than our other pasta products.

Our capital asset strategy is to achieve low-cost production through vertical integration and investment in the most current pasta-making assets and technologies. The manufacturing- and distribution-related capital assets that have been or will be acquired to support this strategy are depreciated over their respective economic lives. Because of the capital-intensive nature of our business, we believe our depreciation expense for production and distribution assets may be higher than that of many of our competitors. Depreciation expense is a component of inventory cost and cost of goods sold.

Selling and marketing costs constituted 14.1% and 11.7% of revenues for the years ended October 1, 2004 and October 3, 2003, respectively. The Company recorded $6.0 million of introductory marketing costs related to the new reduced carb product line in fiscal year 2004.

Critical Accounting Policies

This discussion and analysis discusses our results of operations and financial condition as reflected in our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. As discussed in Note 1 to our consolidated financial statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, our management evaluates its estimates and judgments, including those related to the impairment of long-lived and intangible assets, the method of accounting for stock options, and the estimates used to record allowances for doubtful accounts, reserve for slow-moving, damaged and discontinued inventory and derivatives. Our management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See Note 1 to our consolidated financial statements for a complete listing of our significant accounting policies. Our most critical accounting policies are described below.

Impairment Testing of Intangible Assets: In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," we do not amortize the cost of intangible assets with indefinite lives, such as our brands and trademarks. SFAS No. 142 requires that we perform certain fair value based tests of the carrying value of indefinite lived intangible assets at least annually and more frequently should events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We completed our impairment testing at the end of fiscal year 2004 and determined that no material impairment exists. These impairment tests are impacted by judgments as to future cash flows and other considerations. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Future events could cause our management to conclude that impairment indicators exist and that the value of intangible assets is impaired.

Long Lived Assets: In accordance with SFAS No. 144, "Accounting For Impairment or Disposal of Long-lived Assets," we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate recoverability of assets to be held and used by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In conjunction with our restructuring and rightsizing program, we suspended full operations at our Kenosha, Wisconsin manufacturing facility. Although we partially reactivated this facility in October 2004, for a temporary period, we currently anticipate operations to be substantially suspended into fiscal 2006. We have reviewed this facility for impairment and have determined that this asset is not impaired.

Stock Options: We have elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for our employee stock options and have adopted the pro forma disclosure requirements under SFAS No. 123 "Accounting for Stock-Based Compensation." Under APB No. 25, because the exercise price of our employee stock options is equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if we had accounted for our employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.00% for fiscal 2002, and 1.33% for fiscal years 2003 and 2004; dividend yield of zero for fiscal year 2002 and fiscal year 2003 and 2.00% for fiscal year 2004; a volatility factor of the expected market price of our common stock of .408 for fiscal year 2002, .354 for fiscal year 2003 and .350 for fiscal year 2004; and a weighted-average expected life of the options of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

On October 13, 2004, the Financial Accounting Standards Board (FASB) stated that Statement 123R, *Share-Based Payment,* is proposed for issuance and would be effective for public companies for interim or annual periods beginning after June 15, 2005. This Statement would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. Retroactive application of the requirements of SFAS No. 123 (not Statement 123R) to the beginning of the fiscal year that includes the effective date would be permitted, but not required. Early adoption of Statement 123R is encouraged.

Accounts Receivable – Significant Customers: During fiscal year 2004, we generated 27% of our revenues and corresponding accounts receivable from sales to two multi-national customers. If our primary customers experience significant adverse conditions in their industry or operations, our customers may not be able to meet their ongoing financial obligations to us for prior sales or complete the purchase of additional products from us under the terms of our existing purchase and sale commitments.

Allowance for Doubtful Accounts – Methodology: We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g. bankruptcy filings, and substantial down-grading of credit scores), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due, and our historical experience. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Reserve for Slow-Moving, Damaged and Discontinued Inventory: We carry our inventory at standard costs, adjusted for capitalized variances, which approximate the lower of cost, determined on a first in, first-out (FIFO) basis, or market. We periodically review our inventory for slow-moving, damaged and discontinued items and provide reserves to reduce such items identified to their recoverable amounts.

Promotional Allowance: Promotional allowances related to our sales are recorded at the time revenue is recognized. Such allowances, where applicable, are estimated based on anticipated volume and promotional spending with specific customers.

Derivatives: We hold derivative financial instruments to hedge a variety of risk exposures including interest rate risks associated with variable rate long-term debt and foreign currency risks associated with our Italian operations. These derivatives qualify for hedge accounting as discussed in detail in Note 1 to our consolidated financial statements. We do not participate in speculative derivatives trading. Hedge accounting results when we designate and document the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges did not qualify as highly effective or if we did not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

To hedge foreign currency risks, we use futures contracts. The fair values of these instruments are determined from market quotes. These forward contracts are valued in a manner similar to that used by the market to value exchange-traded contracts; that is, using standard valuation formulas with assumptions about future foreign currency exchange rates derived from existing exchange rates, and interest rates observed in the market. To hedge interest rate risks, an interest rate swap is used to effectively convert a portion of variable rate debt to fixed rate. This instrument is valued using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate curves. We have not changed our methods of calculating these fair values or developing the underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. Our derivative instruments are not subject to multiples or leverage on the underlying commodity or price index. Information about the fair values, notional amounts, and contractual terms of these instruments can be found in Note 1 to our consolidated financial statements and the section titled "Quantitative and Qualitative Disclosures About Market Risk."

We consider our historical business patterns and our regularly updated forecasts in determining the amounts of our foreign inventory purchases to hedge. We combine the forecasts with historical observations to establish the percentage of our forecast we are assuming to be probable of occurring, and therefore eligible to be hedged. The purchases are hedged for exposures to fluctuations in foreign currency exchange rates.

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate and foreign currency hedges as the counter parties are established, well-capitalized financial institutions. Our exposure is in liquid currency (Euros), so there is minimal risk that appropriate derivatives to maintain our hedging program would not be available in the future.

Restructuring and Rightsizing Program

The pasta industry continued to experience the significant changes that have been seen over the last 15-18 months, with U.S. pasta consumption continuing to decrease as a result of recent changes in consumer diet trends. During this period, we estimate the decline in industry-wide consumption to be over 100 million annualized pounds. Retail consumption of dry pasta (as measured by AC Nielsen) declined by approximately 5% to 6% in volume for the 12 months ended October 2, 2004. The production overcapacity that existed within the pasta industry, combined with decreasing consumer demand, has resulted in a highly competitive market share battle with pricing levels and operating margins coming under increasing pressure.

During the third fiscal quarter of 2004, we announced a Restructuring and Rightsizing program to better align our production capacity and cost structure with our current business and operating profile and the current pasta industry environment. The restructuring and rightsizing program responds to industry-wide reductions in demand related to recent changes in consumer diet trends and to manufacturing overcapacity in the pasta industry.

The key strategic elements of the Restructuring and Rightsizing program include reductions in our workforce, manufacturing capacity and inventory levels and the related reconfiguration of our distribution network. In that regard, in July 2004 we suspended full operations at one of our manufacturing facilities (Kenosha, Wisconsin); temporarily shutdown production at two of our four domestic manufacturing facilities (Excelsior Springs, Missouri and Columbia, South Carolina); and began preparing to exit eight of our leased domestic distribution centers. As a result of the restructuring and rightsizing, our production capacity and output will more effectively match our anticipated sales demand and we expect to generate significant cost savings and lower our inventory levels. We recognized restructuring expenses relating to this program in the third and fourth quarters of fiscal year 2004, in the amount of $0.9 million and $1.9 million, respectively.

A key strategic element of our restructuring and rightsizing program was the reduction of inventory levels. As noted above, this was accomplished through the suspension of one plant's operations and the temporary shutdowns of two other plants, as well as reducing our slow moving and discontinued inventory. As of October 1, 2004, inventory levels decreased $18.1 million from fiscal year-end 2003. Related to this element of the strategy, we recognized certain expenses of $14.1 million in the third and fourth quarters of fiscal year 2004, as discussed further below.

FISCAL YEAR ENDED OCTOBER 1, 2004 COMPARED TO FISCAL YEAR ENDED OCTOBER 3, 2003

Revenues: Revenues decreased $21.5 million, or 4.9%, to $417.4 million for the fiscal year ended October 1, 2004, from $438.8 million for the fiscal year ended October 3, 2003. Revenues decreased $20.5 million, or 4.6%, due to volume decline, and $1.0 million, or 0.3%, due to lower average selling prices resulting from overall competitive pressures in the pasta industry. Revenues declined by $0.9 million, or 0.4%, due to a reduction in payments received from the U.S. government under the Continued Dumping and Subsidy Offset Act of 2000. Revenues for 2004 are based on a 52-week year, while revenues for 2003 were based on a 53-week year.

Revenues for the Retail market decreased $26.0 million, or 7.9%, to $303.7 million for the fiscal year ended October 1, 2004, from $329.7 million for the fiscal year ended October 3, 2003. Revenues decreased $25.4 million, or 7.7%, due to volume decline, and $0.6 million, or 0.2%, due to lower average selling prices resulting from competitive pressures and increased promotional support relating to branded sales. Revenues also declined by $0.7 million, or 0.2%, as a result of the amortization of slotting fees related to our reduced carb product introduction. Revenues declined by $0.9 million, due to a reduction in payments received from the U.S. government under the Continued Dumping and Subsidy Offset Act of 2000.

Revenues for the Institutional market increased $4.6 million, or 4.2%, to $113.7 million for the fiscal year ended October 1, 2004, from $109.1 million for the fiscal year ended October 3, 2003. Revenues increased $1.4 million, or 1.2%, due to volume growth and $3.2 million, or 3.0%, due to higher average selling prices and changes in sales mix. Our European and Contract businesses performed well and drove the volume growth in fiscal year 2004.

Cost of Goods Sold: Included in costs of goods sold are the costs of our inventory reduction strategy, a key component of our Restructuring and Rightsizing Program. Such costs totaled $14.1 million during the year ended 2004 and include costs relating to the Kenosha plant's suspended operations, costs incurred at two plants while temporarily shut down during July and the liquidation and write-downs of certain slower moving or higher valued inventory. The Kenosha expenses include manufacturing costs that were incurred during the fiscal year which were expected to be absorbed as production costs during the year. We set inventory cost standards based upon our expected annual production levels. As a result of the actions taken to implement the restructuring and rightsizing program, including the suspension of production at the Kenosha facility and the other temporary shutdowns, we determined that these costs would not be absorbed through production as inventory costs and we recognized these costs in the third and fourth quarters of fiscal 2004. The Kenosha plant also incurred costs as the plant's operations and production levels wound down, while preparing the plant for suspended operations. Temporary plant shutdown expenses include the ongoing expenses during shutdowns, which would normally be treated as production costs and charged to inventory but, in the absence of production to absorb the costs, have been charged to cost of goods sold as period costs. The inventory adjustments were made to reflect expected recovery under our revised sales forecasts pursuant to the rightsizing strategy.

In addition to the inventory reduction costs of $14.1 million, costs of goods sold increased by $10.4 million reflecting higher per unit manufacturing costs, reduced by the impact of decreased sales volume of (4.6%) during fiscal year 2004. Per unit manufacturing cost increased primarily due to lower actual production volumes than expected in original operating plans, which assumed an increase in production and sales over the prior year. The lower utilization of production capacity, combined with a larger manufacturing and logistics cost structure in fiscal 2004 (that includes proportionately higher levels of fixed costs), resulted in the substantial increase in cost of goods sold and lower gross profit. The larger manufacturing and logistics cost structure in fiscal 2004 reflected higher anticipated production and increased sales than in fiscal 2003. In addition, increased operating costs, including higher utilities and freight costs, negatively impacted cost of goods sold.

New Product Development and Start-up Costs: The new product development and start-up costs of $3.9 million for the year ended October 1, 2004 related to our newly introduced reduced carb products. These costs included formulation development and product testing of a portfolio of low and reduced carb products; incremental manufacturing and logistics costs including unplanned downtime on dedicated lines, efficiency losses, and excess product waste; overcoming limited short-term raw material availability and sourcing issues (blending, transportation, etc.); and quality assurance, outside testing and other direct product development costs.

Gross Profit: Gross profit decreased $49.9 million, or 34.7%, to $93.8 million for the fiscal year ended October 1, 2004, from $143.7 million for the fiscal year ended October 3, 2003. Gross profit as a percentage of revenues decreased to 22.5% for the fiscal year ended October 1, 2004 from 32.8% for the fiscal year ended October 3, 2003. Gross profit was impacted by a number of factors as compared to the prior year, (as discussed above) including revenue decreases of $21.5 million without corresponding decreases in cost of goods sold due to unabsorbed production costs expensed in fiscal 2004, and the costs of our inventory reduction strategy and the temporary shut downs. Also affecting the decrease in the 2004 gross profit is the impact of the $3.9 million charge for incremental costs associated with new product development and start-up costs on the reduced carb products.

Selling and Marketing Expense: Selling and marketing expense increased $7.6 million, or 14.9%, to $58.7 million for the fiscal year ended October 1, 2004, from $51.1 million reported for the fiscal year ended October 3, 2003. The increase in selling and marketing relates primarily to our introductory marketing support for the new reduced carb product line of $6.0 million. Selling and marketing expense as a percentage of revenues increased to 14.1% for the fiscal year ended October 1, 2004, from 11.7% for the comparable prior period due primarily to these reduced carb marketing costs and the effect of certain fixed selling and marketing costs being incurred on reduced sales.

General and Administrative Expense: General and administrative expense increased $2.2 million, or 17.1%, to $15.1 million for the fiscal year ended October 1, 2004, from $12.9 million reported for the comparable period last year. This is attributable primarily to increased costs of information technology, organization-related costs, regulatory compliance costs and additional reserves for doubtful accounts related to specifically identified uncollectable accounts and customer deductions. General and administrative expenses as a percentage of revenues increased to 3.6% for the year ended October 1, 2004, from 2.9% for the year ended October 3, 2003 due to the effect of these relatively fixed costs being incurred on reduced sales.

Provision for Restructuring Expense: During the year ended October 1, 2004, $2.9 million of restructuring expenses were recorded relating to the restructuring and rightsizing program announced in the third quarter of 2004. These expenses include employee severance and termination benefits, lease costs, supply agreement costs and other miscellaneous costs. There were no such costs incurred in fiscal year 2003.

Provision for Acquisition and Plant Start-Up Expenses: For the year ended October 3, 2003, the provision for acquisition and plant start-up expenses of $4.9 million consisted of incremental costs associated with the brand acquisitions and plant start-up costs related to the Arizona facility. There was no such expense in fiscal year 2004.

Operating Profit: Operating profit for the fiscal year ended October 1, 2004, was $17.2 million, a decrease of 77.0% from the $74.8 million reported for the fiscal year ended October 3, 2003. Operating profit decreased as a percentage of revenues to 4.1% for the fiscal year ended October 1, 2004, from 17.1% for the fiscal year ended October 3, 2003, as a result of the factors discussed above.

Interest Expense: Interest expense for the fiscal year ended October 1, 2004, was $13.1 million, increasing 16.7% from the $11.2 million reported for the fiscal year ended October 3, 2003. The effect of higher interest rates and lower capitalized interest of $1.0 million was partially offset by lower borrowings in fiscal 2004.

Income Tax Expense: Income tax expense for the fiscal year ended October 1, 2004, was $1.2 million, decreasing $19.8 million from the $21.0 million reported for the fiscal year ended October 3, 2003, and reflects effective income tax rates of approximately 28.2% and 33.0%, respectively. The reduced income tax provision and the lower effective rate in fiscal 2004 is primarily due to the effects of reduced taxable income and the foreign tax rate differential having a larger impact on the income tax provision in 2004 than the prior year.

Net Income: Net income for the fiscal year ended October 1, 2004, was $3.0 million, decreasing from the $42.6 million reported for the fiscal year ended October 3, 2003, as a result of the factors discussed above. Net income as a percentage of net revenues was 0.7% versus 9.7% in the prior year.

Diluted earnings per common share were $0.16 per share for the year ended October 1, 2004 compared to $2.31 per share for the year ended October 3, 2003, also primarily due to the factors described above.

FISCAL YEAR ENDED OCTOBER 3, 2003 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 27, 2002

Revenues: Revenues increased $58.0 million, or 15.2%, to $438.8 million for the fiscal year ended October 3, 2003, from $380.8 million for the fiscal year ended September 27, 2002. Revenues increased $48.4 million, or 12.7%, due to volume growth, and $14.8 million, or 3.9%, due to higher average selling prices. Revenues declined by $5.2 million, or 1.4%, due to a reduction in payments received from the U.S. government under the Continued Dumping and Subsidy Offset Act of 2000. Revenues for 2003 are based on a 53-week year, while revenues for 2002 were based on a 52-week year.

Revenues for the Retail market increased $43.6 million, or 15.2%, to $329.7 million for the fiscal year ended October 3, 2003, from $286.1 million for the fiscal year ended September 27, 2002. Revenues increased $32.4 million, or 11.3%, due to volume growth, and $16.4 million, or 5.7%, due to higher average selling prices. Revenues declined by $5.2 million, or 1.8%, due to a reduction in payments received from the U.S. government under the Continued Dumping and Subsidy Offset Act of 2000.

Revenues for the Institutional market increased $14.4 million, or 15.2%, to $109.1 million for the fiscal year ended October 3, 2003, from $94.7 million for the fiscal year ended September 27, 2002. Revenues increased $14.1 million, or 13.4%, due to volume growth and $0.3 million, or 1.8%, due to higher average selling prices and changes in sales mix.

Gross Profit: Gross profit increased $11.9 million, or 9.1%, to $143.7 million for the fiscal year ended October 3, 2003, from $131.8 million for the fiscal year ended September 27, 2002. This increase was primarily due to revenue growth associated with increased volumes and higher selling prices. These increases were partially offset by higher raw material costs, principally durum wheat. Gross profit as a percentage of revenues decreased to 32.8% for the fiscal year ended October 3, 2003 from 34.6% for the fiscal year ended September 27, 2002. This change in gross margin percentage is due to a number of offsetting factors. Factors putting downward pressure on margins included sales mix changes (greater growth in private label and ingredient versus branded), the inherent margin reduction that mathematically occurs with the pass through of durum cost increases, and lower net revenues associated with the Department of Commerce payments. Factors having a positive impact on gross margins included branded acquisitions, and lower costs resulting from the Company's "Funding the Growth" cost reduction initiative, generally related to production and logistics costs.

Selling and Marketing Expense: Selling and marketing expense increased $3.1 million, or 6.4%, to $51.1 million for the fiscal year ended October 3, 2003, from $48.0 million reported for the fiscal year ended September 27, 2002. The increase in selling and marketing relates primarily to our increased branded business. Selling and marketing expense as a percentage of revenues decreased to 11.7% for the fiscal year ended October 3, 2003, from 12.6% for the comparable prior period. The lower selling and marketing expense as a percentage of revenue is attributable primarily to higher rates of revenue growth in the businesses which require less selling and marketing support, and the leverage benefits of controlling our overhead costs.

General and Administrative Expense: General and administrative expense increased $1.7 million, or 15.0%, to $12.9 million for the fiscal year ended October 3, 2003, from $11.2 million reported for the comparable period last year. This is attributable primarily to increased MIS cost, and the cost associated with Sarbanes-Oxley compliance, including legal and insurance costs. General and administrative expense as a percentage of revenues was 2.9% for both periods.

Provision for Acquisition and Plant Start-Up Expenses: For the year ended October 3, 2003, the provision for acquisition and plant start-up expenses of $4.9 million consisted of incremental costs associated with the brand acquisitions and plant start-up costs related to the Arizona facility. There were no such costs incurred in fiscal 2002.

Operating Profit: Operating profit for the fiscal year ended October 3, 2003, was $74.8 million, an increase of 3.1% over the $72.6 million reported for the fiscal year ended September 27, 2002. Operating profit decreased as a percentage of revenues to 17.1% for the fiscal year ended October 3, 2003, from 19.0% for the fiscal year ended September 27, 2002, as a result of the factors discussed above. Included in operating profit is the impact of the $4.9 million charge for incremental costs associated with the acquisitions and plant start-up expenses discussed above.

Interest Expense: Interest expense for the fiscal year ended October 3, 2003, was $11.2 million, increasing 12.8% from the $9.9 million reported for the fiscal year ended September 27, 2002. The effect of higher borrowings and lower capitalized interest was partially offset by lower interest rates in fiscal 2003.

Income Tax Expense: Income tax expense for the fiscal year ended October 3, 2003, was $21.0 million, decreasing $0.4 million from the $21.4 million reported for the fiscal year ended September 27, 2002, and reflects effective income tax rates of approximately 33.0% and 34.1%, respectively.

Net Income: Net income for the fiscal year ended October 3, 2003, was $42.6 million, increasing from the $41.3 million reported for the fiscal year ended September 27, 2002. Included in net income is the impact of the $4.9 million ($3.3 million after tax) charge for incremental costs associated with the acquisitions and plant start-up costs. Diluted earnings per common share were $2.31 per share for the year ended October 3, 2003 compared to $2.21 per share for the year ended September 27, 2002. Included in the diluted earnings per share is the ($0.18 after tax) per share effect of incremental costs related to acquisitions and plant start-up costs. Net income as a percentage of net revenues was 9.7% versus 10.8% in the prior year.

Liquidity and Capital Resources

Our primary sources of liquidity are cash provided by operations and borrowings under our credit facility. Cash and temporary investments totaled $4.4 million and net working capital totaled $66.7 million at October 1, 2004. At October 3, 2003, cash and temporary cash investments totaled $6.5 million and working capital totaled $87.5 million. The $20.8 million decrease in working capital in fiscal year 2004 relates primarily to the $18.0 million decrease in inventory related to our inventory reduction strategy implemented with the Restructuring and Rightsizing Program.

Our net cash provided by operating activities totaled $50.4 million for the fiscal year ended October 1, 2004 compared to $72.2 million for the fiscal year ended October 3, 2003 and $55.5 million for the fiscal year ended September 27, 2002.

Cash flow used in investing activities principally relates to investments in production and distribution, milling and management information system assets and our branded product acquisitions related to Golden Grain/Mission and Martha Gooch/LaRosa brands (primarily in fiscal 2003). Capital expenditures were $22.7 million for fiscal year 2004, $40.3 million for fiscal year 2003 and $72.8 million for fiscal year 2002. The higher capital spending in fiscal year 2003 and 2002 relates to the completion of the Arizona facility.

Net cash used by financing activities was $25.8 million for fiscal year 2004 compared to net cash provided by financing activities of $24.9 million for fiscal year 2003, and $24.7 million for fiscal year 2002. The $25.8 million of cash used in fiscal 2004 is primarily a result of $41.2 million principal payment on debt and capital lease obligations, and the payment of $6.8 million in dividends partially offset by $21.9 million proceeds from issuance of debt. The $24.9 million of cash provided in fiscal 2003 is primarily a result of $87.0 million proceeds from issuance of debt (primarily to fund the brand acquisitions discussed above), offset by $55.5 million principal payment on debt and capital lease obligations and $12.2 million used to purchase treasury stock. The $24.7 million of cash provided in fiscal year 2002 is primarily a result of $60.1 million proceeds from issuance of debt (primarily to fund capital expenditures), offset by $41.4 million principal payment on debt and capital lease obligations.

We currently use cash generated from operations to fund capital expenditures, repayment of debt, working capital requirements and dividend payments. We expect that future cash requirements will principally be the same.

At October 1, 2004, we had a $400 million unsecured credit facility consisting of a $300 million revolving credit facility (including availability for issuance of letters of credit) and a $100 million term loan facility (that was added in fiscal 2003). The $400 million facility includes $100 million dual currency availability in Euros or U.S. dollars to finance our international business in Italy.

The facility provides for annual commitment reductions between October 1, 2002 and October 2, 2005 totaling $110 million. The credit facility matures on October 2, 2006. The total capacity of the credit facility was $320 million as of October 1, 2004 and there were approximately $36.9 million of borrowings available at that time. At October 1, 2004, we had $50,000 of outstanding letters of credit.

In January 2004, the credit facility was amended to increase the permitted restricted payments for dividends and for share repurchases, to $40 million plus 25% of consolidated net income. In addition, the amendment revised the "Maximum Leverage Ratio" allowable under the original credit agreement. With respect to previous amendments, there are no material differences between the terms of the original credit facility and the amended credit facility.

In June 2004, the credit facility was further amended to revise the definitions of "Consolidated EBITDA" and "Fixed Charge Coverage Ratio" and to increase the "Maximum Leverage Ratio" and to decrease the Minimum Consolidated EBITDA allowed under the credit agreement. Other than as addressed above, with respect to previous amendments, there are no material differences between the terms of the original credit facility and the amended credit facility.

On November 9, 2004, our credit facility was further amended to revise the definitions of "Consolidated EBITDA" and "Fixed Charge Coverage Ratio" and to increase the "Maximum Leverage Ratio" and to decrease the "Minimum Consolidated EBITDA". In addition, the lenders were granted a collateral interest in substantially all of our tangible and intangible domestic assets. Other than as addressed above, with respect to previous amendments, there are no material differences between the terms of the original credit facility and the amended credit facility.

The principal maturity terms of our $400 million revolving credit facility are as follows (in thousands):

	Amount	**Date**
Scheduled Commitment Reduction	$25,000	October 1, 2002
Scheduled Commitment Reduction	25,000	October 1, 2003
Scheduled Commitment Reduction	30,000	October 1, 2004
Scheduled Commitment Reduction	30,000	October 1, 2005
Final Maturity	290,000	October 2, 2006
	$400,000	

Interest is charged at LIBOR/Euribor plus an applicable margin based on a sliding scale of the ratio of the Company's total indebtedness divided by earnings before interest, taxes, depreciation and amortization ("EBITDA"). In addition, a commitment fee is charged on the unused facility balance based on the sliding scale of the Company's total indebtedness divided by EBITDA. The stated interest per the credit facility plus the commitment fee is classified as interest expense.

At October 1, 2004, the three-month LIBOR rate was 2.0275%, the three-month Euribor rate was 2.148%, and our weighted average bank debt borrowing rate per the credit facility was 3.8%. The weighted average bank debt borrowing rate at October 3, 2003 was 2.79%. We expect interest costs to increase in fiscal year 2005, as compared to fiscal year 2004, due to increased LIBOR rates, and the increased margin spread over LIBOR under our credit agreement (pursuant to the sliding scale discussed above) that we expect to result from our decreased level of EBITDA.

Our credit agreement contains restrictive covenants which include, among other things, financial covenants requiring minimum and cumulative earnings levels and limitations on the payment of dividends, stock purchases and our ability to enter into certain contractual arrangements. We do not currently expect these limitations to have a material effect on business or results of operations. Pursuant to an amendment to the credit facility agreement on November 9, 2004, which modified certain financial covenants that were in effect in fiscal year 2004, the Company was in compliance with the restrictive covenants as of October 1, 2004.

We utilize interest rate swap agreements and foreign exchange contracts to manage interest rate and foreign currency exposures. The principal objective of such financial derivative contracts is to moderate the effect of fluctuations in interest rates and foreign exchange rates. We, as a matter of policy, do not speculate in financial markets and therefore do not hold these contracts for trading purposes. We utilize what are considered simple instruments, such as forward foreign exchange contracts and non-leveraged interest rate swaps, to accomplish our objectives.

At this time, the current and projected borrowings under our credit facility do not exceed the facility's available commitment. The facility matures on October 2, 2006 and we anticipate that any borrowings outstanding at that time will be refinanced. We have no other material borrowing commitments.

We believe that net cash expected to be provided by operating activities and the cash available through our existing credit facility will be sufficient to meet our expected capital and liquidity needs for the foreseeable future.

The following table shows our contractual payment obligations for our long-term debt, capital lease obligations and future purchase obligations as of October 1, 2004 (in thousands):

Certain Contractual Obligations	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$288,758	$ 2,000	$286,758	$ --	$ --
Capital lease obligations	81	40	41	--	--
Unconditional durum wheat and semolina purchase obligations	36,927	28,927	3,000	2,000	3,000
Total contractual cash obligations	$325,766	$ 30,967	$289,799	$ 2,000	$ 3,000

Off-Balance Sheet Arrangements

At October 1, 2004, we had no off-balance sheet arrangements that have or are likely to have a material current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources.

Other Matters

None.

Effect of Inflation

During fiscal years 2003 and 2002, inflation did not have a material effect on our business. In fiscal year 2004, we experienced inflationary cost increases in certain operating costs, including raw materials, utilities, freight, insurance and benefit costs. The competitive environment in fiscal year 2004 did not allow us to pass all of these cost increases to our customers or consumers through sales price increases.

Risk Factors

You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this Annual Report. The risks described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially harmed.

Our business is dependent on several major customers.

Historically, a limited number of customers has accounted for a substantial portion of our revenues. If our relationship with one or more of our major customers changes or ends, our sales could suffer, which could have a material adverse effect on our business, financial condition and results of operations. We expect that we will continue to rely on a limited number of major customers for a substantial portion of our revenues in the future.

During fiscal years 2004, 2003 and 2002, Wal*Mart, Inc. accounted for approximately 17%, 15%, and 13% of our revenues, respectively, and Sysco Corporation accounted for approximately 10%, 10%, and 11% of our revenues, respectively, over the same periods. We do not have long-term supply agreements with a substantial number of our customers, including Wal*Mart. We have a mutually exclusive supply contract with Sysco (the "Sysco Agreement") that runs through December 2006. The Sysco Agreement may be terminated by Sysco upon certain events, including a substantial casualty to or condemnation of our Missouri plant. Under the Sysco Agreement, we are restricted from supplying pasta products to foodservice businesses other than Sysco without Sysco's consent. If we are not able to successfully continue our relationship with Sysco, our business would be materially and adversely affected.

Our business is impacted by the economic environment.

As a result of the recent economic environment in this country, and due to the highly competitive environment currently existing in the food retailing and foodservice industries, some of our retail and foodservice customers have experienced economic difficulty. A number of our customers have been forced to close stores and certain others have sought bankruptcy protection. This trend could have a material adverse effect on us if a material number of our customers, or any one large customer, were to be forced to close a significant number of stores or file for bankruptcy protection.

As dry pasta is our only product line, any continued decline in demand for dry pasta could adversely affect us.

We focus exclusively on producing and selling dry pasta. We expect to continue this focus. Because of our product concentration, any decline in consumer demand or preference for dry pasta, such as diets focused on low carbohydrate foods, or any other factor that adversely affects the pasta market, could have a significant adverse effect on our business, financial condition and results of operations. During fiscal 2004, we experienced a significant decline in retail demand for dry pasta products which adversely affected our profitability. If demand continues to materially decline, we could experience additional material adverse impact on our business, financial condition and results of operations.

If aggregate production capacity in the U.S. pasta industry increases or is under-utilized, we may have to adopt a more aggressive pricing strategy, which would negatively affect our results of operations.

Our competitive environment depends on the relationship between aggregate industry production capacity and aggregate market demand for pasta products. Production capacity above market demand can have a material adverse effect on our business, financial condition and results of operations.

During the latter part of fiscal year 2004, we reduced our manufacturing capacity by suspending full operations at one our manufacturing facilities and one of our competitors closed one of their plants. As a result, we believe there have recently been sizeable capacity reductions in the pasta industry as compared to a year earlier. Our pricing strategy in fiscal year 2005 is to increase sales prices, primarily in our private label and ingredient businesses, which we believe we will be able to achieve while increasing our overall profitability as industry capacity has been significantly reduced for these product areas.

The market for pasta products is highly competitive, and we face competition from many established domestic and foreign producers. We may not be able to compete effectively with these producers.

The markets in which we operate are highly competitive. We compete against numerous well-established national, regional, local and foreign companies in every aspect of our business. Our customers may not continue to buy our products and we may not be able to compete effectively with all of these competitors.

Some of our competitors have longer operating histories, significantly greater brand recognition and financial and other resources than we do. Our direct competitors include Barilla, (a large multi-national, Italian-owned company with manufacturing facilities in the U.S.) and U.S. producers such as New World Pasta LLC, Dakota Growers Pasta Company, Philadelphia Macaroni Co. Inc. and A. Zerega's Sons, Inc., each an independent producer. We also compete against food processors such as Kraft Foods, General Mills, ConAgra, Campbell Soup Company and Stouffers Corp., that produce pasta internally as an ingredient for use in food products. We also compete with Italian producers such as De Cecco and Italian food processors.

In 2000 we commenced operations in Italy to produce pasta to sell in the U.S., the United Kingdom, continental Europe and other international markets. Competition in these international markets is also intense and comes primarily from major Italian pasta companies such as De Cecco and Barilla, and from several locally recognized producers. We have significantly more experience in U.S. markets than in European markets and we have not been, and we may not be, able to achieve a significant presence in European markets.

We must manage our production and inventory levels in order to operate cost effectively and to maintain high customer service standards.

Unanticipated fluctuations in demand make it difficult to manage production schedules, plant operations and inventories. Also, customer inventory management systems that are intended to reduce a retailer's inventory investment increase pressure on suppliers like us to fill orders promptly and thereby shift a portion of the retailer's inventory management cost to the supplier. Any production of excess inventory to meet anticipated demand could result in markdowns and increased inventory carrying costs. Any temporary plant suspensions or shutdowns may cause inventory shortfalls. In addition, if we underestimate the demand for our products, we may be unable to provide adequate supplies of pasta products to retailers in a timely fashion, and may consequently lose sales. If product availability issues result in our not maintaining high customer service standards, our customers may not continue to purchase our products.

In fiscal year 2004, we experienced significant declines in demand resulting from what we believe to be the impact of consumer's dietary trends towards lower carbohydrate intake. We also introduced new low- and reduced-carb product lines for which we produced inventory in excess of customer acceptance. We incurred significant costs relating to the implementation of our Restructuring and Rightsizing program and the transition also negatively impacted our production efficiency and manufacturing costs. Some short-term product availability shortages resulted late in fiscal 2004 as a result of the transition inefficiencies and related effects on inventory levels.

Our business requires substantial capital and we carry a significant amount of debt that restrict our operating and financial flexibility.

Our business requires a substantial capital investment, which we have historically financed through third-party lenders and public equity offerings. As of October 1, 2004, we had approximately $289 million of long-term debt outstanding. The amount of debt we carry and the terms of our indebtedness could adversely affect us in several ways, including:

- our ability to obtain additional financing in the future for working capital, capital expenditures, and general corporate purposes, including strategic acquisitions, may be impaired;
- our ability to use operating cash flow in other areas of our business may be limited because a substantial portion of our cash flow from operations may have to be dedicated to the payment of the principal and interest on our indebtedness;
- the terms of such indebtedness may restrict our ability to continue to pay dividends;
- we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;
- the level of debt we carry could restrict our corporate activities, including our ability to respond to competitive market conditions, to provide for capital expenditures beyond those permitted by our loan agreements, or to take advantage of acquisition opportunities and grow our business; and
- because substantially all of our assets are now pledged as collateral for our debt, an uncured default could allow our lenders to sell our assets to satisfy our debt obligations.

In the event that we fail to comply with the covenants in our credit facility, as amended on November 9, 2004, or any future loan agreements, there could be an event of default under the applicable instrument. As a result, all amounts outstanding under our current or any future debt instruments may become immediately due and payable.

We have used, and may continue to use, interest rate protection agreements covering our variable rate debt to limit our exposure to variable rates. However, we may not be able to enter into such agreements or such agreements may adversely affect our financial performance, as was the case in fiscal years 2004, 2003 and 2002.

If interest rates were to significantly increase or if we are unable to generate sufficient cash flow from operations in the future, we may not be able to service our debt and may have to refinance all or a portion of our debt, structure our debt differently, obtain additional financing or sell assets to repay such debt. We may not be able to affect such refinancing, additional financing or asset sales on favorable terms or at all.

If existing anti-dumping measures imposed against certain foreign imports terminate, we will face increased competition from foreign companies that are subsidized by their governments and could sell their products at significantly lower prices than we, which could negatively affect our profit margins or market shares.

Anti-dumping and countervailing duties on Italian and Turkish imports imposed by the U.S. Department of Commerce in 1996 may enable us and our domestic competitors to compete more favorably against Italian and Turkish producers in the U.S. pasta market. If these duties are not maintained, or foreign producers sell competing products in the United States at prices lower than ours or enter the U.S. market by establishing production facilities in the United States, this would further increase competition in the U.S. pasta market. We may be unable to compete effectively with these competitors. This could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to regain our historical growth rate.

Until fiscal 2004, we had grown our revenues and unit volumes rapidly over the prior years. This growth came primarily from gaining market share at the expense of our competitors and expansion through acquisitions. We do not expect to be able to grow our business at the rates we have experienced in the past.

Cost increases or crop shortages in durum wheat or cost increases in packaging materials could adversely affect us.

The costs of durum wheat and packaging materials have varied widely in recent years and future changes in such costs may cause our results of operations and our operating margins to fluctuate significantly. Increases in the cost of durum wheat or packaging materials could have a material adverse effect on our operating profit and margins unless and until we are able to pass the increased cost along to our customers. Historically, changes in sale prices of our pasta products have lagged changes in our materials' costs. Competitive pressures may also limit our ability to raise prices in response to increased raw or packaging material costs. Accordingly, we do not know whether, or the extent to which, we will be able to offset durum wheat or packaging material cost increases with increased product prices.

The principal raw material in our products is durum wheat. During fiscal 2004 and 2003, the cost of durum wheat represented more than 30% of our total cost of goods sold. Durum wheat is used almost exclusively in pasta production and is a narrowly traded, cash-only commodity crop. Our commodity procurement and pricing practices are intended to reduce the risk of durum wheat cost increases on our profitability, but by doing so we may temporarily affect our ability to benefit from possible durum wheat cost decreases. The supply and price of durum wheat is subject to market conditions and is influenced by several factors beyond our control, including general economic conditions, natural disasters and weather conditions, competition, trade relations, and governmental programs and regulations. The supply, quantity, and cost of durum wheat may also be adversely affected by insects, plant diseases, and weather conditions. We also rely on the supply of plastic, corrugated and other packaging materials, which fluctuate in price due to market conditions beyond our control. During fiscal years 2004 and 2003, the cost of packaging materials represented less than 10% of our total cost of goods sold.

The costs associated with any strategic acquisitions we make may outweigh the benefits we expect to receive from the acquired business or assets.

Since November 2000, we have completed three significant brand acquisitions for aggregate consideration of approximately $163 million, plus additional, smaller, acquisitions. The integration process of these and future acquisitions may result in unforeseen difficulties and could require significant time and attention from our management that would otherwise be directed at developing our existing business. In addition, we could discover undisclosed liabilities resulting from any acquisitions for which we may become responsible. Further, the benefits that we anticipate from these acquisitions may not develop. For example, our acquisition of the Mueller's pasta brand, the Golden Grain/Mission pasta brand or the seven pasta brands we acquired from Borden Foods or the integration of those brands into our existing business may not be successful, or yield the expected benefits to us or may adversely affect our business. We may acquire additional pasta brands or other pasta-related businesses, products or processes. If we cannot do so cost-effectively, our business and financial results may be adversely affected.

Our future growth rate depends in part on our acquisition of additional pasta brands or other pasta-related businesses, products or processes consistent with stated strategy. We may not be able to find suitable acquisitions available for purchase or be able to make acquisitions at favorable prices. In addition, if we do successfully identify and complete acquisitions in the future, the acquisitions may involve the following risks:

- increases in our debt and contingent liabilities;
- entering geographic markets in which we have little or no direct prior experience;
- unanticipated or undiscovered legal liabilities or other obligations of acquired businesses; and
- the integration of acquired businesses into our existing business may not be successful.

A write-off of our intangible assets could materially affect our results of operations.

Our total assets reflect substantial intangible assets. A determination requiring the write-off of a significant portion of our intangible assets would have a material negative effect on our results of operations and total capitalization. At October 1, 2004, intangible assets totaled $190 million compared to $342.5 million of stockholders' equity. The intangibles represent the value of our brands and trademarks resulting primarily from our acquisitions of the Mueller's and Golden Grain/Mission brands and the seven pasta brands from Borden Foods. Annually, we review long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate recoverability of assets to be held and used by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. If future operating performance of one or more of our acquired brands were to fall significantly below current or expected levels, we would reflect, under current applicable accounting rules, a non-cash charge to operations for impairment of intangible assets.

Because we produce food products, we may be subject to product liability claims and have costs related to product recalls.

We may need to recall some of our products if they become adulterated, infested or misbranded. We may also be subject to claims or lawsuits if the consumption of any of our products causes injury. A widespread product recall or a significant product liability judgment against us could cause products to be unavailable for a period of time and a loss of consumer confidence in our food products and could have a material adverse effect on our business. We carry insurance against most of these matters, however, our insurance coverage may not be adequate. The cost of commercially available insurance has increased significantly and such insurance may not be available in the future at prices that we can afford. In addition, because we often indemnify our customers for costs related to product recalls, we could be subject to additional expenses and any significant expenses not covered by insurance would negatively impact our operating results.

Our success is dependent on the efforts of several key executives.

Our operations and prospects depend in large part on the performance of our senior management team. The loss of the services of one or more members of our senior management team could have a material adverse effect on our business, financial condition and results of operations. We may not be able to find qualified replacements for any of these individuals if their services were no longer available. We do not currently maintain key person life insurance on any of our key employees. We do, however, have employment agreements with Horst Schroeder, Timothy Webster, Daniel Trott, George Shadid, Warren Schmidgall, Walter George, Jerry Dear, and other officers.

Our business could be subject to technological obsolescence.

If other pasta producers acquire equipment similar to our equipment or more advanced equipment that provides greater efficiencies, what we believe to be our current competitive advantage might be diminished or eliminated, potentially causing pressure on profit margins or reducing our market shares. Erosion of this advantage could have a material adverse effect on our business, financial condition and results of operations.

Disruptions in transportation of raw materials or finished products or increases in transportation costs could adversely affect our financial results.

Durum wheat is shipped to our production facilities in Missouri and South Carolina directly from North Dakota, Montana and Canada under long-term rail contracts. Under these agreements, we are obligated to transport specified wheat volumes and, in the event we do not, we must reimburse the carrier for certain of its costs. We also have a rail contract to ship semolina, milled and processed at the Missouri facility, to our South Carolina facility. An extended interruption in our ability to ship durum wheat by railroad to the Missouri or South Carolina plants, or semolina to our South Carolina facility, could cause us to incur significantly higher costs and longer lead times associated with the distribution of our pasta to our customers. If we are unable to provide adequate supplies of pasta products to our customers in a timely fashion due to such delays, we may subsequently lose sales. This could have a material adverse effect on our business, financial condition and results of operations. In addition, continued increases in transportation costs of our finished products, could have a material adverse effect on our business, financial condition and results of operations.

Our international expansion efforts may not be successful.

We completed the construction of a pasta-producing facility in Italy in 2000. Prior to opening this plant, we had no experience in operating or distributing products on an international basis. We also do not have the same competitive advantages in these overseas markets that we do in the U.S. Our international efforts may not be successful. We incur significant costs in:

- establishing international distribution networks;
- complying with local regulations;
- overseeing the distribution of products in foreign markets; and
- modifying our business and accounting processing system for each international market we enter.

If our international revenues continue to be inadequate to offset the expense of establishing and maintaining foreign operations, our business and results of operations could be harmed. In addition, there are several risks inherent in doing business on an international level. These risks include:

- export and import restrictions;
- tariffs and other trade barriers;
- difficulties in staffing and managing foreign operations;
- fluctuations in currency exchange rates and inflation risks;
- seasonal fluctuations in business activity in other parts of the world;
- changes in a specific country's or region's political or economic conditions, particularly in emerging markets;
- potentially adverse tax consequences; and
- difficulty in securing or transporting raw materials or transporting finished product.

Any of these risks could adversely impact the success of our international operations.

Our competitive position could be adversely impacted if we are unable to protect our intellectual property.

Our brand trademarks are important to our success and our competitive position. Our actions to establish and protect our brand trademarks and other proprietary rights may be inadequate to prevent imitation of our products by others. Moreover, we may face claims by a third party that we violate their intellectual property rights. Any litigation or claims against us, whether or not successful, could result in substantial cost, divert management's time and attention from our core business, and harm our reputation.

Our operations are subject to significant government and environmental laws and regulations.

We are subject to various laws and regulations administered by federal, state, and other governmental agencies relating to the operation of our production facilities, the production, packaging, labeling and marketing of our products and pollution control, including air emissions. Any determination by the FDA or other agencies that our facilities are not in compliance with applicable regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of the facility or facilities involved, and, in some cases, might also require the recall of previously distributed products. Any such determination could have a material adverse effect on our business, financial condition and results of operations.

Under environmental laws, we are exposed to liability primarily as an owner and operator of real property, and as such, we may be responsible for the clean-up or other remediation of contaminated property. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future that may be retroactively applied to earlier events. In addition, compliance with more stringent environmental laws and regulations could involve significant capital investments. Additional information is provided in this Form 10-K under the heading "Business - Governmental Regulation; Environmental Matters."

We currently pay dividends to shareholders but we have no obligation to continue.

We began paying quarterly dividends in fiscal year 2004. We anticipate that future earnings will be used principally to fund capital expenditures, repayment of debt, working capital requirements and dividend payments. Payment of dividends is restricted by provisions in our credit facility. Dividend amounts, if any, will be determined by our board. Our board will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, applicable contractual restrictions and any other factors our board may deem relevant. There can be no assurance that dividend payments will continue in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal exposure to market risk associated with financial instruments relates to interest rate risk associated with variable rate borrowings and foreign currency exchange rate risk associated with borrowings and purchases from foreign subsidiaries denominated in a foreign currency. We occasionally utilize simple derivative instruments such as interest rate swaps to manage our mix of fixed and floating rate debt. We had various fixed interest rate swap agreements with an aggregate notional amount of $110.0 million outstanding at October 1, 2004. The estimated fair value of the interest rate swap agreements was ($1.7) million and approximates the amount we would be required to pay to terminate the swap agreements at October 1, 2004. If interest rates for our long-term debt under our credit facility had averaged 10% more and the full amount available under our credit facility had been outstanding for the entire year, our interest expense would have increased, and income before taxes would have decreased by $0.8 million for the fiscal year ended October 1, 2004.

At October 1, 2004, we had a net investment in our Italy operations of €43.8 million ($52.2 million). We hedge our net investment in our foreign subsidiaries with euro borrowings under our credit facility in the U.S. At October 1, 2004, long-term debt includes obligations of €37.5 million ($46.6 million). Interest on our Euro debt is at variable rates and based on Euribor market rates. Changes in the U.S. dollar equivalent of euro-based borrowings are recorded as a component of the net foreign currency translation adjustment in the consolidated statement of stockholder's equity.

The functional currency for our Italy operations is the Euro. Our net annual transactional exposure is approximately €16.4 million ($20.4 million). We have transactional exposure to various other European currencies, primarily the British pound. We frequently use forward purchase contracts to hedge this exposure. At October 1, 2004, we have outstanding forward contracts of €7.3 million and £1.4 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
American Italian Pasta Company

We have audited the accompanying consolidated balance sheets of American Italian Pasta Company (the Company) as of October 1, 2004 and October 3, 2003, and the related consolidated statements of operations, stockholders' equity, comprehensive income, and cash flows for each of the three years in the period ended October 1, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Italian Pasta Company at October 1, 2004 and October 3, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 1, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ ERNST & YOUNG LLP

Kansas City, Missouri
November 10, 2004

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AMERICAN ITALIAN PASTA COMPANY

Index to Audited Consolidated Financial Statements

AMERICAN ITALIAN PASTA COMPANY
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

ASSETS	October 1, 2004	October 3, 2003
Current assets:		
Cash and temporary investments	$ 4,350	$ 6,465
Trade and other receivables	45,704	51,730
Prepaid expenses and deposits	10,554	12,692
Inventories	60,704	78,760
Deferred income taxes	789	2,435
Total current assets	122,101	152,082
Property, plant and equipment - net	427,591	424,120
Brands and trademarks	189,984	186,147
Other assets	8,734	8,146
Total assets	$748,410	$770,495

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 36,264	$ 42,416
Accrued expenses	17,134	18,480
Income tax payable	--	1,096
Current maturities of long-term debt	2,040	2,554
Total current liabilities	55,438	64,546
Long-term debt, less current maturities	286,795	300,778
Deferred income taxes	63,691	61,666
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.001 par value:		
Authorized shares - 10,000,000	--	--
Issued and outstanding shares – none		
Class A common stock, $.001 par value:		
Authorized shares – 75,000,000	20	20
Issued and outstanding shares – 20,233,835 and 18,108,139, respectively, at October 1, 2004; 20,063,827 and 18,040,709, respectively, at October 3, 2003		
Class B common stock, $.001 par value:		
Authorized shares – 25,000,000	--	--
Issued and outstanding shares – none		
Additional paid-in capital	232,184	227,234
Treasury stock, 2,125,696 shares in 2004 and 2,023,118 shares in 2003, at cost	(51,657)	(46,585)
Unearned compensation	(2,556)	(891)
Retained earnings	160,720	164,495
Accumulated other comprehensive income (loss)	3,775	(768)
Total stockholders' equity	342,486	343,505
Total liabilities and stockholders' equity	$748,410	$770,495

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year ended October 1, 2004	Year ended October 3, 2003	Year ended September 27, 2002
Revenues	$417,354	$438,844	$380,799
Cost of goods sold	319,621	295,114	249,000
New product development and start-up costs	3,906	--	--
	323,527	295,114	249,000
Gross profit	93,827	143,730	131,799
Selling and marketing expense	58,668	51,078	48,013
General and administrative expense	15,078	12,880	11,201
Provision for restructuring expense	2,868	--	--
Provision for acquisition and plant start-up expenses	--	4,939	--
Operating profit	17,213	74,833	72,585
Interest expense, net	13,053	11,183	9,915
Income before income taxes	4,160	63,650	62,670
Income tax provision	1,171	21,017	21,371
Net income	$ 2,989	$ 42,633	$ 41,299
Net income per common share (basic)	$ 0.17	$ 2.39	$ 2.31
Weighted-average common shares outstanding	18,043	17,833	17,879
Net income per common share (assuming dilution)	$ 0.16	$ 2.31	$ 2.21
Weighted-average common shares outstanding (including dilutive securities)	18,544	18,490	18,695
Cash dividend declared per common share	$ 0.375	$ --	$ --

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Year ended October 1, 2004	Year ended October 3, 2003	Year ended September 27, 2002
Class A Common Shares			
Balance, beginning of year	20,064	19,677	19,218
Issuance of shares of Class A Common stock to option holders and other issuances	170	387	459
Balance, end of year	20,234	20,064	19,677
Class A Common Stock			
Balance, beginning of year	$ 20	$ 20	$ 19
Issuance of shares of Class A Common stock to option holders and other issuances	--	--	1
Balance, end of year	$ 20	$ 20	$ 20
Additional Paid-in Capital			
Balance, beginning of year	$ 227,234	$ 213,671	$ 202,674
Issuance of shares of Class A Common stock to option holders and other issuances	4,512	11,760	6,612
Tax benefit from stock compensation	438	1,803	4,385
Balance, end of year	$ 232,184	$ 227,234	$ 213,671
Treasury Stock			
Balance, beginning of year	$ (46,585)	$ (34,394)	$ (34,394)
Purchases of treasury stock	(5,072)	(12,191)	--
Balance, end of year	$ (51,657)	$ (46,585)	$ (34,394)
Notes Receivable from Officers			
Balance, beginning of year	$ --	$ --	$ (61)
Payments	--	--	61
Balance, end of year	$ --	$ --	$ --
Unearned Compensation			
Balance, beginning of year	$ (891)	$ (940)	$ (223)
Cancellation of common stock	151	400	--
Issuance of common stock	(2,411)	(515)	(890)
Earned compensation	595	164	173
Balance, end of year	$ (2,556)	$ (891)	$ (940)
Accumulated Other Comprehensive Income (Loss)			
Foreign currency translation adjustment:			
Balance, beginning of year	$ 1,751	$ (1,611)	$ (2,957)
Change during the period	2,954	3,362	1,346
Balance, end of year	4,705	1,751	(1,611)
Interest rate swaps and forward exchange contract fair value adjustments:			
Balance, beginning of year	(2,519)	(1,502)	(429)
Change during the period	1,589	(1,017)	(1,073)
Balance, end of year	(930)	(2,519)	(1,502)
Total accumulated other comprehensive income (loss)	$ 3,775	$ (768)	$ (3,113)
Retained Earnings			
Balance, beginning of year	$ 164,495	$ 121,862	$ 80,563
Dividends declared	(6,764)	--	--
Net income	2,989	42,633	41,299
Balance, end of year	$ 160,720	$ 164,495	$ 121,862
Total Stockholders' Equity	$ 342,486	$ 343,505	$ 297,106

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year ended October 1, 2004	Year ended October 3, 2003	Year ended September 27, 2002
Net income	$ 2,989	$42,633	$41,299
Other comprehensive income (loss):			
Net unrealized gains (losses) on qualifying cash flow hedges (net of income tax benefit (expense) of ($810), $501 and $553, respectively)	1,589	(1,017)	(1,073)
Foreign currency translation adjustment (net of income tax benefit of $947, $2,497, and $915, respectively)	2,954	3,362	1,346
Total other comprehensive income	4,543	2,345	273
Comprehensive income	$ 7,532	$44,978	$41,572

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended October 1, 2004	Year ended October 3, 2003	Year ended September 27, 2002
OPERATING ACTIVITIES:			
Net income	$ 2,989	$ 42,633	$ 41,299
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	25,689	24,630	20,791
Deferred income tax expense	3,806	17,882	17,059
Changes in operating assets and liabilities:			
Trade and other receivables, net	6,366	(4,877)	(9,117)
Prepaid expenses and deposits	2,527	(1,716)	(2,836)
Inventory	18,004	(25,671)	(5,710)
Accounts payable and accrued expenses	(6,382)	19,405	(7,888)
Income taxes	196	1,044	5,122
Other	(2,784)	(1,167)	(3,195)
Net cash provided by operating activities	50,411	72,163	55,525
INVESTING ACTIVITIES:			
Purchase of pasta brands	(4,276)	(59,023)	(3,973)
Additions to property, plant and equipment	(22,718)	(40,312)	(72,773)
Net cash used in investing activities	(26,994)	(99,335)	(76,746)
FINANCING ACTIVITIES:			
Proceeds from issuance of debt	21,900	87,028	60,055
Principal payments on debt and capital lease obligations	(41,205)	(55,492)	(41,368)
Proceeds from issuance of common stock, net of issuance costs	2,252	6,641	5,699
Dividends declared	(6,764)	--	--
Purchases of treasury stock	(1,072)	(12,191)	--
Other	(877)	(1,106)	--
Net cash provided by (used in) financing activities	(25,766)	24,880	24,650
Effect of exchange rate changes on cash	234	510	(466)
Net increase (decrease) in cash and temporary investments	(2,115)	(1,782)	2,963
Cash and temporary investments at beginning of year	6,465	8,247	5,284
Cash and temporary investments at end of year	$ 4,350	$ 6,465	$ 8,247

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2004	2003	2002
Cash paid for interest	$ 12,175	$ 12,166	$ 11,899
Cash paid for income taxes	$ 2,168	$ 2,214	$ 789
Cash received from income taxes	$ 2,380	$ --	$ --
Pasta brands acquired in exchange for common stock	$ --	$ 5,000	$ --
Note payable exchanged for treasury stock	$ 4,000	$ --	$ --

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - American Italian Pasta Company (the Company) is a Delaware corporation which began operations in 1988. The Company believes it is the largest producer and marketer of pasta products in the United States and has manufacturing and distribution facilities located in Excelsior Springs, Missouri, Columbia, South Carolina, Kenosha, Wisconsin, Tolleson, Arizona, and Verolanuova, Italy.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year End -The Company's fiscal year ends on the last Friday of September or the first Friday of October, resulting in a 52- or 53-week year depending on the calendar. The Company's first three quarters end on the Friday last preceding December 31, March 31 and June 30 or the first Friday of the following month of each quarter. Fiscal 2004 was 52 weeks and ended on October 1, 2004. The 2003 fiscal year was 53 weeks and the fiscal 2002 year was 52 weeks.

Revenue Recognition - Sales of the Company's products are recognized in revenues upon shipment of goods. Promotional allowances related to our sales are recorded at the time revenue is recognized. Such allowances, where applicable, are estimated based on anticipated volume and promotional spending with specific customers.

Foreign Currency - The Company's functional currency is the U.S. dollar, whereas, the Company's foreign operations utilize the Euro as their functional currency. Accordingly, for purposes of translating foreign subsidiary financial statements to the U.S. dollar reporting currency, assets and liabilities of the Company's foreign operations are translated at fiscal year-end exchange rates and income and expenses are translated at the weighted-average exchange rates for the fiscal year. Foreign currency gains and losses resulting from foreign currency transactions are included in consolidated operations in the year of occurrence.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require collateral when trade credit is granted to customers. Credit losses are provided for in the financial statements when determined and have generally been within management's expectations. The allowance for doubtful accounts at October 1, 2004 and October 3, 2003 was $2,438,000 and $1,553,000, respectively. For the fiscal years 2004, 2003 and 2002, bad debt expense was $1,799,000, $625,000 and $295,000, respectively. At October 1, 2004 and October 3, 2003, approximately 16% and 13%, respectively, of trade and other receivables were due from two customers.

Pasta is made from semolina milled from durum wheat and the Company mills the wheat into semolina at certain of its plants. Durum wheat is a narrowly traded commodity crop. The Company attempts to minimize the effect of durum wheat cost fluctuations through forward purchase contracts and raw material cost-based pricing agreements with many of its customers. The Company's commodity procurement and pricing practices are intended to reduce the risk of durum wheat cost increases on profitability, but also may temporarily affect the timing of the Company's ability to benefit from possible durum wheat cost decreases for such contracted quantities.

Derivative Instruments - Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e. hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Cash Flow Hedging Strategy: To protect against changes in the value of forecasted foreign currency cash inflows and outflows, the Company has initiated cash flow hedging programs for the Euro and British Pound. The Company hedges portions of its financial transactions with forward contracts.

The Company has entered into interest rate swap agreements that effectively convert a portion of its floating-rate debt to a fixed-rate basis over the term of the related debt, thus minimizing the impact of interest rate changes on future interest expense. In fiscal years 2004, 2003 and 2002, the Company reclassified net losses from accumulated other comprehensive income to current earnings of $2,868,000, $2,639,000 and $1,223,000, respectively. Approximately 38% ($110,000,000) of the Company's outstanding debt was designated as being hedged with the interest rate swap agreements at October 1, 2004.

At October 1, 2004, the Company expects to reclassify $835,000 of net losses on derivative instruments from accumulated other comprehensive income to earnings during the next 12 months due to the payment of variable interest associated with the floating rate debt.

Hedge of Net Investment in Foreign Operations: The Company uses foreign denominated variable-rate debt to protect the value of its investments in its foreign subsidiaries in Italy. Realized and unrealized gains and losses from these hedges are not included in the statement of operations, but are shown in the foreign currency translation adjustment account included in accumulated other comprehensive income, with the related amounts due to or from counter parties included in long-term debt.

At October 1, 2004, the Company had a net investment in its Italy operations of €43,800,000 ($52,200,000). The Company hedges its net investment in its foreign subsidiaries with euro borrowings under its credit facility in the U.S. At October 1, 2004, long-term debt includes obligations of €37,500,000 ($46,6000,000) designated as a hedge of this net investment. As such, changes in these euro-based borrowings are recorded as a component of the net translation adjustment in the consolidated statement of stockholders' equity.

Financial Instruments - The carrying value of the Company's financial instruments, including cash and temporary investments, trade and other receivables, accounts payable and long-term debt, as reported in the accompanying consolidated balance sheets at October 1, 2004 and October 3, 2003, approximates fair value. The estimated fair value of the interest rate swap agreement outstanding at October 1, 2004 and October 3, 2003 of approximately ($1,670,000) and ($3,792,000), respectively, is the amount the Company would be required to pay to terminate the swap agreement at October 1, 2004 and October 3, 2003, respectively.

Cash and Temporary Investments - Cash and temporary investments include cash on hand, amounts due from banks and highly liquid marketable securities with maturities of three months or less at the date of purchase.

Inventories - Inventories are carried at standard costs adjusted for capitalized variances, which approximate the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. The Company periodically reviews its inventory for slow-moving, damaged or discontinued items and provides reserves to reduce such items identified to their recoverable amount.

Property, Plant and Equipment - Capital additions and improvements are classified as property, plant and equipment and are recorded at cost. Depreciation is calculated for financial statement purposes using the straight-line method over the estimated useful life of the related asset for each year as follows:

	Number of Years
Land improvements	28 - 40
Buildings	30 – 40
Plant and mill equipment	10 – 30
Furniture, fixtures and equipment	5 - 10

Intangible Assets – In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company does not amortize the cost of intangible assets with indefinite lives, such as our brands and trademarks. SFAS No. 142 requires that we perform certain fair value based tests of the carrying value of indefinite lived intangible assets at least annually and more frequently should events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company completed its impairment testing at the end of fiscal year 2004 and determined that no material impairment exists. These impairment tests are impacted by judgments as to future cash flows and other considerations. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Future events could cause our management to conclude that impairment indicators exist and that the value of intangible assets is impaired.

Long Lived Assets - In accordance with SFAS No. 144, "Accounting For Impairment or Disposal of Long-lived Assets," we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate recoverability of assets to be held and used by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In conjunction with our restructuring and rightsizing program, we suspended full operations at our Kenosha, Wisconsin, manufacturing facility. Although we partially reactivated this facility in October 2004, for a temporary period, we currently anticipate operations to be substantially suspended into fiscal 2006. We have reviewed this facility for impairment and have determined that no impairment exists at this time.

Income Taxes - The Company accounts for income taxes in accordance with the method prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Options – The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for our employee stock options and have adopted the pro forma disclosure requirements under SFAS No. 123 "Accounting for Stock-Based Compensation." Under APB No. 25, because the exercise price of the Company's employee stock options is equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.00% for fiscal 2002, 1.33% for fiscal 2003 and 2004; dividend yield of zero for fiscal 2002 and fiscal 2003 and 2% for fiscal 2004; a volatility factor of the expected market price of the Company's common stock of .408 for fiscal 2002, .354 for fiscal 2003 and .350 for fiscal 2004; and a weighted-average expected life of the options of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The Company's pro forma information follows (in thousands, except for per share information):

	Year-ended October 1, 2004	Year-ended October 3, 2003	Year-ended September 27, 2002
Net income	$ 2,989	$ 42,633	$ 41,299
Compensation cost under the fair value method	3,345	5,162	2,888
Pro forma net income (loss)	$ (356)	$ 37,471	$ 38,411
Earnings per share as reported:			
Basic	$ 0.17	$ 2.39	$ 2.31
Diluted	$ 0.16	$ 2.31	$ 2.21
Pro forma earnings (loss) per share:			
Basic	$ (0.02)	$ 2.10	$ 2.15
Diluted	$ (0.02)	$ 2.03	$ 2.05

Advertising Costs - Advertising and promotion costs are expensed as incurred. Advertising costs were $3,598,000 in fiscal 2004, $512,000 in fiscal 2003, and $2,153,000 in fiscal 2002.

Shipping and Handling Costs - Costs incurred related to shipping and handling are included in cost of goods sold in the Company's consolidated statements of operations.

Net Income Per Common Share - Net income per common share is calculated using the weighted-average number of common shares and, in the case of diluted net income per share, common equivalent shares, to the extent dilutive, outstanding during the periods.
Dilutive securities, consisting of options (see Note 12), included in the calculation of diluted weighted average common shares were 501,000 shares in fiscal 2004, 657,000 shares in fiscal 2003 and 816,000 shares in fiscal 2002.

Antidilutive shares for fiscal 2004 were 808,782, with prices ranging from $34.62 - $44.30. Antidilutive shares for fiscal 2003 were 414,166, with prices ranging from $40.10 - $48.30. Antidilutive shares for fiscal 2002 were 177,000, with prices ranging from $44.30 - $48.30.

Impact of Recent Accounting Pronouncements - In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB 43, Chapter 4". This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) so as to require such costs to be treated as current period charges. In addition, this Statement requires that the allocation of fixed overhead costs to the inventoriable production costs be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently assessing the effect adopting SFAS No. 151 will have on its consolidated financial statements.

On October 13, 2004, the Financial Accounting Standards Board (FASB) stated that Statement 123R, *Share-Based Payment,* is proposed for issuance and would be effective for public companies for interim or annual periods beginning after June 15, 2005. This Statement would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. Retroactive application of the requirements of SFAS No. 123 (not Statement 123R) to the beginning of the fiscal year that includes the effective date would be permitted, but not required. Early adoption of Statement 123R is encouraged.

Reclassifications – Certain amounts from prior years have been reclassified to conform to the current year's presentation. Deferred debt issuance cost amortization expense totaling $838,000 and $600,000 has been reclassified from general and administrative expense to interest expense for fiscal 2003 and 2002, respectively.

2. RESTRUCTURING AND RIGHTSIZING PROGRAM

During the third quarter of fiscal 2004, the Company announced a restructuring and rightsizing program to better align its production capacity and cost structure with the Company's current business and operating profile and the current pasta industry environment. The restructuring program responded to industry-wide reductions in demand related to recent changes in consumer diet trends and to manufacturing overcapacity in the pasta industry. The key strategic elements of the restructuring and rightsizing program included reductions in the Company's workforce, manufacturing capacity and inventory levels and the related reconfiguration of its distribution network. In that regard, during the fourth quarter of fiscal 2004, the Company suspended full operations at one of its manufacturing facilities; temporarily shutdown production at two of its four domestic manufacturing facilities; and exited certain leased domestic distribution centers. As a result of the restructuring and rightsizing, production capacity and output will more effectively match anticipated sales demand, significant cost savings are expected to be generated and lower inventory levels have been achieved.

During fiscal 2004, the Company recorded $2,868,000 of restructuring expenses. These expenses primarily include employee severance and termination benefits, lease costs, and supply agreement costs. The severance and benefit costs relate to the termination of approximately 14% of the Company's workforce, a majority of whom were employed at manufacturing locations. Lease costs relate to the commitment and termination costs for certain leased warehouses that will no longer be required due to the distribution network restructuring facilitated by reduced inventory levels. Supply agreement costs relate to amounts to be paid under a raw materials supply agreement that includes a minimum purchase commitment not expected to be met in fiscal year 2005 due to the suspension of operations at one plant beginning in fiscal year 2004.

The table below sets forth the significant cost components and related activity in the restructuring program during fiscal year 2004; such costs being reflected in the accompanying 2004 consolidated statement of operations in the line item entitled "Provision for restructuring expense"(in thousands):

	Restructuring Charges	Non-Cash Charges	Cash Payments	Balance at October 1, 2004
Employee severance and termination benefits	$ 659	$ --	$ (380)	$ 279
Lease costs	1,172	--	(613)	559
Supply agreement costs	700	--	--	700
Other	337	--	(243)	94
Total	$ 2,868	$ --	$ (1,236)	$ 1,632

As of October 1, 2004, the remaining liability related to the accrual of the restructuring costs was $1,632,000 and is included in "Accrued expenses" on the accompanying 2004 consolidated balance sheet.

3. INVENTORIES

Inventories consist of the following (in thousands):

	October 1, 2004	October 3, 2003
Finished goods, net of reserve	$ 43,564	$ 65,024
Raw materials, additives, packaging materials and work-in-process	17,140	13,736
	$ 60,704	$ 78,760

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	October 1, 2004	October 3, 2003
Land and improvements	$ 15,050	$ 14,867
Buildings	133,534	132,035
Plant and mill equipment	384,020	355,767
Furniture, fixtures and equipment	29,990	25,266
	562,594	527,935
Accumulated depreciation	(145,836)	(122,811)
	416,758	405,124
Construction in progress	10,833	18,996
	$ 427,591	$ 424,120

The Company capitalizes interest costs associated with the construction and installation of property, plant and equipment. During the years ended October 1, 2004, October 3, 2003, and September 27, 2002, $570,000, $1,480,000, and $1,898,000, respectively, of interest costs were capitalized.

Depreciation expense for the years ended October 1, 2004, October 3, 2003, and September 27, 2002 was $22,719,000, $22,804,000, and $19,302,000, respectively.

The Company maintains certain property, plant and equipment in Italy with a net book value totaling $52,200,000 and $50,300,000 at October 1, 2004 and October 3, 2003, respectively.

5. OTHER ASSETS

Other assets consist of the following (in thousands):

	October 1, 2004	October 3, 2003
Package design costs	$ 11,587	$ 8,653
Deferred debt issuance costs	5,163	4,286
Other	3,382	3,635
	20,132	16,574
Accumulated amortization	(11,398)	(8,428)
	$ 8,734	$ 8,146

Package design costs relate to certain incremental third party costs to design artwork and produce die plates and negatives necessary to manufacture and print packaging materials according to the Company and customer specifications. These costs are amortized ratably over a two to five year period. In the event that product packaging is discontinued prior to the end of the amortization period, the respective package design costs are written off. Package design costs, net of accumulated amortization, were $3,707,000 and $2,709,000 at October 1, 2004 and October 3, 2003, respectively.

6. ACQUISITIONS - BRANDS AND TRADEMARKS

During the fiscal year 2001, the Company acquired seven pasta brands from Borden, Inc. for a purchase price of $72,600,000.

In fiscal year 2002, the Company purchased the Lensi pasta brand from Pastificio Lensi for $2,076,000. In addition, in fiscal year 2003, the Company paid Pastificio Lensi $600,000 related to a cash earn-out provision in the acquisition agreement.

In fiscal year 2003, the Company purchased the Golden Grain/Mission pasta brand plus inventory from PepsiCo for approximately $46,000,000. In addition the Company purchased the Martha Gooch and LaRosa pasta brands from ADM for $7,212,000.

In February, 2003, the Company purchased the Mrs. Leeper's specialty pasta business for 100,000 shares of the Company's common stock, plus a cash earn out tied to sales and profit growth over the next three years. In January 2004, the Company repurchased the shares issued pursuant to the acquisition for $5,000,000, (consisting of a $4,000,000 note payable and $1,000,000 in cash) and paid $3,000,000 in lieu of all cash earn out consideration tied to future sales and profit growth.

The purchase price for each of the brand acquisitions was allocated to trademarks, brand name, and inventory. Effective October 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", and assigned an indefinite life to trademarks and brand name and, accordingly, records no amortization expense related to these assets. The trademarks and brand names were assigned an indefinite life, and are the Company's only intangible assets.

7. ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

	October 1, 2004	October 3, 2003
Accrued promotional costs	$ 4,701	$ 4,086
Other accrued expenses	12,433	14,394
	$ 17,134	$ 18,480

8. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	October 1, 2004	October 3, 2003
Borrowings under credit facility	$ 284,758	$ 300,693
Other unsecured notes payable	4,000	2,492
Capital lease obligations	77	147
	288,835	303,332
Less current portion	2,040	2,554
	$ 286,795	$ 300,778

Annual maturities of long-term debt and capital lease obligations for each of the next three fiscal years are as follows (in thousands):

Fiscal Year	Long-Term Debt	Capital Leases	Total
2005	$ 2,000	$ 40	
2006	2,000	41	
2007	284,758	--	
Thereafter	--	--	
	288,758	81	$ 288,839
Less imputed interest	--	4	4
Present value of net minimum payments	288,758	77	288,835
Less current portion	2,000	40	2,040
Long-term obligations	$ 286,758	$ 37	$ 286,795

Credit Facility: At October 1, 2004, the Company had a $400,000,000 unsecured credit facility consisting of a $300,000,000 revolving credit facility (including availability for issuance of letters of credit) and a $100,000,000 term loan facility (that was added in fiscal 2003). The $400,000,000 facility includes $100,000,000 dual currency availability in Euros or U.S. dollars to finance the Company's international business in Italy.

The facility provides for annual commitment reductions between October 1, 2002 and October 2, 2005 totaling $110,000,000. The credit facility matures on October 2, 2006. The total capacity of the credit facility was $320,000,000 as of October 1, 2004 and there was approximately $36,900,000 of borrowings available at that time. At October 1, 2004, the Company had $50,000 of outstanding letters of credit.

The principal maturity terms of the revolving credit facility are as follows (in thousands):

	Amount	Date
Scheduled Commitment Reduction	$ 25,000	October 1, 2002
Scheduled Commitment Reduction	25,000	October 1, 2003
Scheduled Commitment Reduction	30,000	October 1, 2004
Scheduled Commitment Reduction	30,000	October 1, 2005
Final Maturity	290,000	October 2, 2006
	$ 400,000	

Interest is charged at LIBOR/Euribor plus an applicable margin based on a sliding scale of the ratio of the Company's total indebtedness divided by earnings before interest, taxes, depreciation and amortization (EBITDA). The rates in effect at October 1, 2004 and October 3, 2003 were 3.80% and 2.79%, respectively. In addition, a commitment fee is charged on the unused facility balance based on the sliding scale of the Company's total indebtedness divided by EBITDA. The stated interest plus the commitment fee is classified as interest expense.

In January 2004, the credit facility was amended to increase the permitted restricted payments, for dividend and for share repurchases to $40,000,000 plus 25% of consolidated net income. In addition, the amendment revised the "Maximum Leverage Ratios" allowable under the original credit agreement. With respect to previous amendments, there are no material differences between the terms of the original credit facility and the amended credit facility.

In June 2004, the credit facility was amended to revise the definitions of "Consolidated EBITDA" and "Fixed Charge Coverage Ratio" and to increase the "Maximum Leverage Ratio" and to decrease the "Minimum Consolidated EBITDA" allowed under the credit agreement. Other than as addressed above, with respect to previous amendments, there are no material differences between the terms of the original credit facility and the amended credit facility.

The credit facility contains various restrictive covenants which include, among other things, financial covenants requiring minimum and cumulative earnings levels and limitations on the payment of dividends, purchases of Company stock, and the Company's ability to enter into certain contractual arrangements. Pursuant to an amendment to the credit facility agreement as discussed below and in Note 21, the Company was in compliance with the restrictive covenants as of October 1, 2004.

As discussed in Note 21, on November 9, 2004, the Company's credit facility was amended to revise the definitions of "Consolidated EBITDA" and "Fixed Charge Coverage Ratio" and to increase the "Maximum Leverage Ratio" and to decrease the minimum required Consolidated EBITDA, all related to certain financial covenants in effect in fiscal year 2004. In addition, the lenders were granted a collateral interest in substantially all of the Company's tangible and intangible domestic assets. Other than as addressed above, with respect to previous amendments, there are no material differences between the terms of the original credit facility and the amended credit facility.

9. CONTINUED DUMPING AND SUBSIDY OFFSET ACT OF 2000

On October 28, 2000, the U.S. government enacted the "Continued Dumping and Subsidy Offset Act of 2000" (the "Act"), commonly known as the Byrd Amendment, which provides that assessed anti-dumping and subsidy duties liquidated by the Department of Commerce on Italian and Turkish imported pasta after October 1, 2000 will be distributed to affected domestic producers. The legislation creating the dumping and subsidy offset payment provides for annual payments from the U.S. government.

In the first quarter of fiscal years 2002 and 2003, the Company received $7,600,000 and $2,400,000, respectively under the Act and recognized the revenue ratably in each quarter over the fiscal year. Beginning with the 2004 fiscal year, the Company is recognizing the entire Byrd Amendment payment as revenue in the quarter in which the amount, and the right to receive the payment, can be reasonably determined. As such, $1,500,000 related to fiscal year 2004 was recognized as revenue in the second quarter.

Subsequent to October 1, 2004, the Company received notice from the Department of Commerce that it will receive approximately $1,044,000 in fiscal year 2005. It is not possible to reasonably estimate the potential amount, if any, to be received in future periods beyond fiscal year 2005.

10. INCOME TAXES

Significant components of the income tax provision are as follows (in thousands):

	Year ended October 1, 2004	Year ended October 3, 2003	Year ended September 27, 2002
Current income tax expense (benefit):			
U.S.	$ (3,634)	$ 2,321	$ 5,608
Foreign	999	814	47
	(2,635)	3,135	5,655
Deferred income tax expense (benefit):			
U.S.	2,866	17,384	16,502
Foreign	940	498	(786)
	3,806	17,882	15,716
Net income tax expense	$ 1,171	$ 21,017	$ 21,371

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	October 1, 2004	October 3, 2003
Deferred tax assets:		
Tax credit and net operating loss carryforwards	$ 29,015	$ 10,057
Inventory valuation	2,265	1,471
Other comprehensive income/loss components	5,820	5,686
Other	643	1,095
	37,743	18,309
Valuation allowance	(3,294)	(3,294)
Total deferred tax assets	34,449	15,015
Deferred tax liabilities:		
Tangible assets	75,561	61,602
Intangible assets	16,697	11,012
Prepaid expenses and other current assets	3,338	614
Other	1,755	1,018
Total deferred tax liabilities	97,351	74,246
Net deferred tax liabilities	$ 62,902	$ 59,231

The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is as follows (in thousands):

	Year ended October 1, 2004	Year ended October 3, 2003	Year ended September 27, 2002
Income before income taxes	$ 4,160	$ 63,650	$ 62,670
U.S. statutory tax rate	x 35%	x 35%	x 35%
Federal income tax expense at U.S. statutory rate	1,456	22,278	21,935
State income tax expense, net of federal tax effect	35	535	526
Foreign tax rate differential	(312)	(340)	(530)
Foreign tax incentives	--	(646)	(498)
Other, net	(8)	(810)	(62)
Total income tax expense	$ 1,171	$ 21,017	$ 21,371

Income tax benefit allocated to other items is as follows (in thousands):

	Year ended October 1, 2004	Year ended October 3, 2003	Year ended September 27, 2002
Stock option arrangements (recorded directly as an increase to "Additional Paid-In Capital")	$ 438	$1,803	$4,385

The Company has AMT credit carryforwards of $7,643,000 and $5,777,000 at October 1, 2004 and October 3, 2003, respectively, with no expiration date. The Company has net operating loss carryforwards of $46,990,000 at October 1, 2004, expiring in 2024, and $0 at October 3, 2003. Management believes it is more likely than not that deferred tax assets associated with these items will be realized through the generation of future taxable income (including the effect of reversing taxable temporary differences) and available tax planning strategies.

At October 1, 2004, the Company had state tax credit carryforwards of $4,031,000 that have varying expiration dates from 2010 to 2018. A valuation allowance has been established against these credits to the extent management does not believe it is more likely than not that these credits will be utilized prior to expiration.

No U.S. income taxes have been provided on the undistributed earnings of foreign subsidiaries that have been retained for reinvestment. Any taxes paid to foreign governments on those earnings may be used, in whole or in part, as credits against the U.S. tax on any dividends distributed from earnings. Undistributed earnings were approximately $10,000,000 at October 1, 2004. Determination of the amount of unrecognized deferred tax liability on the undistributed earnings is not practicable.

11. COMMITMENTS AND CONTINGENCIES

Purchase and Supply Agreements: The Company had durum wheat and semolina purchase commitments totaling approximately $36,900,000 and $27,000,000 at October 1, 2004 and October 3, 2003, respectively.

Under agreements with its primary rail carriers, the Company is obligated to transport specified wheat volumes. In the event the specified transportation volumes are not met, the Company is required to reimburse certain rail carrier costs. The Company is in compliance with the volume obligations at October 1, 2004.

The Company purchases its raw material requirements (including semolina and semolina/flour blends) for its Kenosha, Wisconsin facility from Horizon Milling, LLC under the terms of a long-term supply agreement that has a remaining term of five years. The Company is obligated to purchase 90% of its yearly semolina and flour requirements for the Kenosha plant from Horizon Milling with an annual minimum payment of $700,000. As discussed in Note 2, in connection with the Company's restructuring and rightsizing program, $700,000 was recognized as restructuring expense in fiscal year 2004 related to the purchase commitment not expected to be met in fiscal year 2005 due to suspension of operations at the Kenosha facility.

The Company purchases its raw material requirements (including semolina and semolina/flour blends) for its Tolleson, Arizona facility from Bay State Milling Company under the terms of a long-term supply agreement (10-year term with renewal provisions). The Company is obligated to purchase 80% of its annual Tolleson requirements for semolina from Bay State with an annual minimum of 50 million pounds. In the event Bay State's ownership changes or under performs, the Company has contractual rights to purchase the mill at an established book value less applicable depreciation to that point.

Litigation, Claims and Disputes: From time to time and in the ordinary course of its business, the Company is named as a defendant in legal proceedings related to various issues, including worker's compensation claims, tort claims and contractual disputes. Other than such routine litigation, the Company is not currently involved in any material legal proceedings. In addition, the Company is not aware of other material potential claims. While the resolution of the matters described above may have an impact on the Company's financial results for the period in which they are resolved, the Company believes that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon its business or consolidated financial statements.

Employment Agreements: The Company has employment agreements with certain officers providing for payments to be made in the event the employee is terminated related to a change in control. The agreements define the circumstances which will constitute a change in control. If the change of control payments had been due as of October 1, 2004, pursuant to the terms of the related agreements, the Company would have been required to make payments totaling approximately $3,250,000. In addition, the employment agreements contain severance provisions not related to a change in control. These provisions would have required aggregate payments of approximately $3,250,000 if such officers had been terminated as of October 1, 2004.

12. EQUITY INCENTIVE PLANS

In October 1992, a stock option plan was established that authorizes the granting of options to purchase up to 1,201,880 shares of the Company's common stock by certain officers and key employees. In October 1993, an additional plan was established that authorizes the granting of options to purchase up to 82,783 shares of the Company's common stock. In October 1997, a third stock option plan was established that authorizes the granting of restricted shares and/or options to purchase up to 2,000,000 shares of the Company's common stock by certain officers and key employees. In December 2000, a fourth stock option plan was established that authorizes the granting of restricted shares and/or options to purchase up to 1,000,000 shares of the Company's common stock by certain officers and key employees. In February 2004, shareholders approved an additional 800,000 shares under the 2000 plan. Of which 200,000 shares may be issued as restricted shares. The stock options become exercisable over the next one to five years in varying amounts, depending on the terms of the individual option agreements, and expire 10 years from the date of grant.

A summary of the Company's stock option activity, and related information, is as follows:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price	Exercisable
Outstanding at September 28, 2001	2,630,864	$4.92-$45.30	$19.25	1,679,454
Exercised	(427,966)	$4.92-$29.95	$12.49	
Granted	521,490	$34.62-$48.30	$40.72	
Cancelled/Expired	(58,567)	$18.00-$45.30	$25.78	
Outstanding at September 27, 2002	2,665,821	$4.92-$48.30	$24.39	1,680,274
Exercised	(268,876)	$12.23-$39.89	$22.86	
Granted	508,500	$32.40-$43.27	$38.97	
Cancelled/Expired	(111,852)	$16.63-$48.27	$36.96	
Outstanding at October 3, 2003	2,793,593	$4.92-$48.30	$26.68	2,086,618
Exercised	(82,363)	$12.23-$39.30	$22.05	
Granted	348,592	$27.19-$40.16	$30.49	
Cancelled/Expired	(249,260)	$18.50-$48.30	$44.28	
Outstanding at October 1, 2004	2,810,562	$4.92-$44.30	$25.73	2,107,913

The following table summarizes outstanding and exercisable options at October 1, 2004:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.92	734	0.19	$ 4.920	734	$ 4.920
$ 7.02	84,622	2.54	$ 7.020	84,622	$ 7.020
$ 12.23	225,143	0.88	$ 12.230	225,143	$ 12.230
$ 16.375	8,000	5.97	$ 16.375	4,000	$ 16.375
$ 18.00-18.50	897,477	3.48	$ 18.080	892,060	$ 18.080
$ 21.88-26.375	374,704	4.91	$ 24.650	363,657	$ 24.660
$ 26.69-29.95	326,100	9.17	$ 28.600	34,900	$ 28.060
$ 32.40-38.00	431,216	8.15	$ 36.070	215,249	$ 36.000
$ 38.40-44.30	462,566	8.03	$ 39.990	287,548	$ 39.710

The weighted average fair value of options granted was $9.90, $16.87 and $15.63, for the years ended October 1, 2004, October 3, 2003 and September 27, 2002, respectively.

13. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution plan organized under Section 401(k) of the Internal Revenue Code covering substantially all employees. The plan allows all qualifying employees to contribute up to the tax deferred contribution limit allowable by the Internal Revenue Service. The Company currently matches 50% of the employee contributions, with the Company's match not to exceed 6% - 12% of the employee's salary, depending on the length of the employee's service to the Company, and may contribute additional amounts to the plan as determined annually by the Board of Directors. Employer contributions related to the plan totaled $747,000, $730,000, and $577,000, for the years ended October 1, 2004, October 3, 2003, and September 27, 2002, respectively.

The Company sponsors an Employee Stock Purchase Plan (ESPP) which offers all employees the election to purchase the Company common stock at a price equal to 90% of the market value on the first or last day of the calendar quarter, whichever is less. For the three years ended October 1, 2004, authorized shares under this plan were 50,000.

14. STOCK REPURCHASE PLAN AND TREASURY SHARES

In November 2002, the Company's Board of Directors authorized up to $20,000,000 to implement a common stock repurchase plan. The Company purchased 366,398 shares for $12,119,000, at prices ranging from $32.52 to $34.45 per share during the year ended October 3, 2003. The Company did not purchase any shares in fiscal year 2004 under this program.

In fiscal year 2004, the Company purchased 100,000 shares of its common stock for $5,000,000 related to the Mrs. Leeper's acquisition (see Note 6). The purchase price of the shares was in excess of the market value at the time of purchase by $835,000.

15. DIVIDENDS

The Company declared dividends in the third and fourth quarters of fiscal year 2004, totaling $6,764,000 (37.50 cents per share).

16. STOCKHOLDER RIGHTS PLANS

On December 3, 1998, the Company's Board of Directors adopted a Stockholder Rights Plan. Under the Plan, each common stockholder at the close of business on December 16, 1998 received a dividend of one right for each share of Class A common stock held. Each right entitles the holder to purchase from the Company one one-hundredth of a share of a new series of participating Preferred Stock at an initial purchase price of $110.00. The rights will become exercisable and will detach from the Common stock a specified period of time after any person has become the beneficial owner of 15% (20% if an institutional investor) or more of the Company's common stock or commenced a tender or exchange offer which, if consummated, would result in any person becoming the beneficial owner of 15% (20% if an institutional investor) or more of the common stock. When exercisable, each right will entitle the holder, other than the acquiring person, to purchase for the purchase price the Company's common stock having a value of twice the purchase price.

If, following an acquisition of 15% (20% if an institutional investor) or more of the Company's Common Stock, the Company is involved in certain mergers or other business combinations or sells or transfers more than 50% of its assets or earning power, each right will entitle the holder to purchase for the purchase price common stock of the other party to such transaction having a value of twice the purchase price.

At any time after a person has acquired 15% (20% if an institutional investor) or more (but before any person has acquired more than 50%) of the Company's Common Stock, the Company may exchange all or part of the rights for shares of Common Stock at an exchange ratio of one share of Common Stock per right.

The Company may redeem the rights at a price of $.01 per right at any time prior to a specified period of time after a person has become the beneficial owner of 15% (20% if an institutional investor) or more of its Common Stock. The rights will expire on December 16, 2008, unless earlier exchanged or redeemed.

17. UNEARNED COMPENSATION

During the years ended October 1, 2004 and October 3, 2003, the Company issued 78,812 and 13,000 shares of restricted stock to employees of the Company, respectively, with a weighted-average grant date values of $30.60 and $39.60, respectively. The Company recorded the fair value of the awards at the market price on the grant date as unearned compensation. The awards contained either a cliff or straight line vesting provision and, therefore, expense is recognized on a straight-line basis over the vesting period. The unearned compensation is classified as a reduction to stockholders' equity in the accompanying consolidated balance sheets at October 1, 2004 and October 3, 2003.

18. MAJOR CUSTOMERS

Sales to Wal*Mart, Inc. during the years ended October 1, 2004, October 3, 2003, and September 27, 2002 represented 17%, 15% and 13% of revenues, respectively. Sales to Sysco Corporation during the same periods represented 10%, 10% and 11% of revenues, respectively.

19. BOARD OF DIRECTORS STOCK REMUNERATION

The Company provides outside directors with an annual retainer amount in common stock equal to $20,000 per director. These shares are not registered and are restricted for a 12-month period.

20. QUARTERLY FINANCIAL DATA - UNAUDITED

The following quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included. The quarterly financial data includes reclassifications of deferred debt issuance cost amortization expense from general and administrative expenses (a component of operating profit (loss)) to interest expense as discussed in Note 1.

Quarterly financial data is as follows (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended October 1, 2004:				
Revenues	$ 101,599	$ 113,347	$ 103,184	$ 99,224
Gross profit	31,854	32,178	21,430	8,365
Operating profit (loss)	15,257	14,103	2,444	(14,591)
Net income (loss)	8,127	7,561	(526)	(12,173)
Net income (loss) per common share (basic)	0.45	0.42	(0.03)	(0.67)
Net income (loss) per common share (assuming dilution)	0.44	0.41	(0.03)	(0.67)
Year ended October 3, 2003:				
Revenues	$ 107,036	$ 110,652	$ 104,302	$116,854
Gross profit	33,577	35,281	36,441	38,431
Operating profit	15,894	15,710	20,970	22,259
Net income	8,923	8,870	12,034	12,806
Net income per common share (basic)	0.50	0.50	0.67	0.71
Net income per common share (assuming dilution)	0.49	0.48	0.65	0.69

During the third quarter of fiscal 2004, the Company announced a restructuring and rightsizing program to better align its production capacity and cost structure with the Company's current business and operating profile and the current pasta industry environment. In conjunction with this program, during the third and fourth quarters of fiscal 2004, the Company recorded certain restructuring costs, and incurred certain costs associated with its inventory reduction strategy. These costs related to the suspension or temporary shutdown of operations at certain manufacturing facilities and the liquidation and write-down of certain slow-moving, damaged, and discontinued inventory. In addition, the Company's reserve for doubtful accounts was increased in the fourth quarter of fiscal year 2004 to reflect its revised expectation for the collection of certain customer accounts and discounts subsequent to the restructuring.

21. SUBSEQUENT EVENTS

On November 9, 2004, the Company's credit facility was amended to revise the definitions of "Consolidated EBITDA" and "Fixed Charge Coverage Ratio" and to increase the "Maximum Leverage Ratio" and to decrease the minimum required Consolidated EBITDA, all related to certain financial covenants in effect in fiscal year 2004. In addition, the lenders were granted a collateral interest in substantially all of the Company's tangible and intangible domestic assets.

On November 9, 2004, the Company's Board of Directors declared a quarterly dividend of 18.75 cents per share, payable to shareholders of record as of November 22, 2004, to be paid on December 8, 2004.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the periods covered by this Form 10K, Mr. Webster, our CEO, and Mr. Shadid, our CFO, evaluated our disclosure controls and procedures and, based on this evaluation, concluded that the Company's disclosure controls and procedures were appropriate and effective in causing information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 to be recorded, processed, summarized and reported within the required time periods. There have been no changes in our internal control over financial reporting during our fourth fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

The Company has incorporated by reference certain responses to the Items of this Part III pursuant to Rule 12b-23 under the Exchange Act and General Instruction G(3) to Form 10-K. The Company's definitive proxy statement for the 2005 Annual Meeting of stockholders (the "Definitive Proxy Statement") will be filed no later than 120 days after October 1, 2004.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) Directors of the Company

The information set forth in response to Item 401 of Regulation S-K under the heading "Proposal 1 - Election of Three Directors" and "The Board of Directors" in our Definitive Proxy Statement is incorporated herein by reference in partial response to this Item 10.

The information set forth under the heading "The Board of Directors" in our Definitive Proxy Statement regarding our audit committee financial expert is incorporated herein by reference in partial response to this Item 10.

(b) Executive Officers of the Company

The information set forth in response to Item 401 of Regulation S-K under "Executive Officers of the Registrant" an unnumbered Item in Part 1 (immediately following Item 4 Submission of Matters to a Vote of Security Holders) of this Form 10-K is incorporated herein by reference in partial response to this Item 10.

The information set forth in response to Item 405 of Regulation S-K under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our Definitive Proxy Statement is incorporated herein by reference in partial response to this Item 10.

(c) Code of Ethics

The Code of Ethics ("the Code") was adopted by the Company's Board of Directors in fiscal year 2004 and is applicable to all directors, officers and employees. The Code has been posted on our website at http://www.aipc.com. We will satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, any provision of the Code with respect to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions by disclosing the nature of such amendment or waiver on our website or in a report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth in response to Item 402 of Regulation S-K under "Management Compensation" and the subheading "Compensation of Directors" under "The Board of Directors" in our Definitive Proxy Statement, (other than The Compensation Committee Report on Executive Compensation) is incorporated by reference in response to this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth in response to Item 201(d) (Equity Compensation Plan table) under the subheading "Equity Compensation Plan Information" under the heading "Management Compensation" and in response to Item 403 of Regulation S-K under the headings "Stock Owned Beneficially by Directors, Nominees and Certain Executive Officers" and "Principal Stockholders" in our Definitive Proxy Statement is hereby incorporated by reference in response to this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth in response to Item 404 of Regulation S-K under the heading "Certain Relationships and Related Transactions" in our Definitive Proxy Statement is incorporated herein by reference in response to this Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 regarding information with respect to principal accountant fees and services under the subheading "Fees and Services of Ernst & Young LLP" under the heading "Proposal 3 - Ratification of the Board of Directors Selection of Independent Registered Public Accounting Firm" in our Definitive Proxy Statement is incorporated by reference in response to this Item 14.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following items are filed as a part of the report:

1. The Company's consolidated financial statements prepared in accordance with Regulation S-X, including the consolidated statements of operations, cash flows, stockholders' equity, and comprehensive income for the three fiscal years ended October 1, 2004, October 3, 2003, and September 27, 2002, and the consolidated balance sheets as of October 1, 2004 and October 3, 2003, and related notes and the Report of Independent Registered Public Accounting Firm are included under Item 8 of this Annual Report.

2. Valuation and Qualifying Accounts Schedule. Other financial statement schedules have been omitted because they either are not required, are immaterial or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

3. The list of exhibits following the signature page of this Annual Report is incorporated by reference herein in partial response to this Item.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ITALIAN PASTA COMPANY

By: /s/ Timothy S. Webster
Timothy S. Webster
President and Chief Executive Officer

Date: December 10, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

POWER OF ATTORNEY AND SIGNATURES

Each of the undersigned hereby severally constitute and appoint Timothy S. Webster and George D. Shadid, and each of them singly, with power of substitution and resubstitution, as his true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicted below, all amendments to this Annual Report on Form 10-K and generally to do all things in our names and on our behalf in such capacities to enable American Italian Pasta Company to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission with respect to this Annual Report on Form 10-K.

/s/ Horst W. Schroeder	Chairman of the Board of Directors	December 10, 2004
/s/ Timothy S. Webster	President, Chief Executive Officer and Director (Principal Executive Officer)	December 10, 2004
/s/ George D. Shadid	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	December 10, 2004
/s/ Robert H. Niehaus	Director	December 10, 2004
/s/ Richard C. Thompson	Director	December 10, 2004
/s/ Jonathan E. Baum	Director	December 10, 2004
/s/ Tim M. Pollak	Director	December 10, 2004
/s/ Mark C. Demetree	Director	December 10, 2004
/s/ William R. Patterson	Director	December 10, 2004
/s/ James A. Heeter	Director	December 10, 2004
/s/ Terence C. O'Brien	Director	December 10, 2004

SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO SECTION 15(D) OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO SECTION 12 OF THE ACT

Not applicable.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

AMERICAN ITALIAN PASTA COMPANY

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year Ended October 1, 2004:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ 1,553,000	$ 1,799,000	$ 914,000[1]	$ 2,438,000
Allowance for slow-moving, damaged and discontinued inventory	1,399,000	3,621,000	2,799,000[2]	2,221,000
Total	$ 2,952,000	$ 5,420,000	$ 3,713,000	$ 4,659,000
Year Ended October 3, 2003:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ 1,054,000	$ 625,000	$ 126,000[1]	$ 1,553,000
Allowance for slow-moving, damaged and discontinued inventory	861,000	1,146,000	608,000[2]	1,399,000
Total	$ 1,915,000	$ 1,771,000	$ 734,000	$ 2,952,000
Year Ended September 27, 2002:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ 847,000	$ 295,000	$ 88,000[1]	$ 1,054,000
Allowance for slow-moving, damaged and discontinued inventory	585,000	404,000	128,000[2]	861,000
Total	$ 1,432,000	$ 699,000	$ 216,000	$ 1,915,000

(1) Uncollectable accounts written off, net of recoveries.

(2) Disposition of slow-moving, damaged and discontinued inventory.

EXHIBIT INDEX

Exhibit Number		Description
(3)		Articles and By-Laws
	3.1	The Company's amended and restated Certificate of Incorporation dated October 7, 1997, which is attached as Exhibit 3.1 to the Company's registration statement on Form S-1, as amended (Commission file no. 333-32827) (the "IPO Registration Statement"), is incorporated by reference herein as Exhibit 3.1.
	3.2	The Company's amended and restated Bylaws dated October 7, 1997, which is attached as Exhibit 3.2 to the IPO Registration Statement, are incorporated by reference herein as Exhibit 3.2.
(4)		Instruments Defining the Rights of Security Holders, Including Indentures
	4.1	The specimen certificate representing the Company's Class A Convertible Common Stock, par value $0.001 per share, which is attached as Exhibit 4.1 to the IPO Registration Statement, are incorporated by reference herein as Exhibit 4.1.
	4.2	The specimen certificate representing the Company's Class B Convertible Common Stock, par value $0.001 per share, which is attached as Exhibit 4.2 to the IPO Registration Statement, are incorporated by reference herein as Exhibit 4.2.
	4.3	Section 7.1 of the Company's amended and restated Certificate of Incorporation, which is incorporated herein as Exhibit 3.1, is incorporated by reference herein as Exhibit 4.3.
	4.4	Article II of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.4.
	4.5	Sections 1, 2, 3, 4 of Article III of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.5.
	4.6	Article VII of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.6.
	4.7	Article IX of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.7.
	4.8.1	Credit Agreement, dated July 16, 2001, among American Italian Pasta Company, Financial Institutions, Firstar Bank, N.A., as Syndication Agent, Bank One, NA, as Documentation Agent, Credit Agricole Indosuez, Fleet National Bank, Keybank National Association, Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch, Wachovia Bank, N.A., and Wells Fargo Bank, N.A., as Co-Agents, and Bank of America, N.A., as Administrative Agent, Bank of America Securities LLC, Sole Lead Arranger and Sole Book Manager, which is attached as Exhibit 10.4 to the Company's quarterly report dated August 13, 2001 on Form 10-Q (Commission File No. 001-13403), is incorporated by reference herein as Exhibit 4.8.1.
	4.8.2	First Amendment to the Credit Agreement, dated December 12, 2002, among American Italian Pasta Company, various financial institutions and Bank of America, N.A. as administrative agent, which is attached as Exhibit 4.2 to the Company's quarterly report on Form 10-Q for the period ending December 30, 2002, incorporated by reference herein as Exhibit 4.8.2.

4.8.3 Second Amendment to the Credit Agreement, dated January 16, 2004, among American Italian Pasta Company and various financial institutions and Bank of America, N.A., as administrative agent, which is attached as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the period ending April 2, 2004, is incorporated by reference herein as Exhibit 4.8.3.

4.8.4 Third Amendment, dated as of June 29, 2004, to the Credit Agreement, dated July 16, 2001, among American Italian Pasta Company, various financial institutions and Bank of America, N.A., as administrative agent, which is attached as Exhibit 4.1 to the Company's quarterly report on Form 10-Q for the period ending July 2, 2004, is incorporated by reference herein as Exhibit 4.8.4.

4.9 Shareholders Rights Agreement, dated December 3, 1998, between American Italian Pasta Company and UMB Bank, N.A. as Rights Agent, which is attached as Exhibit 1 to the Company's Registration Statement dated December 14, 1998 on Form 8-A12B (Commission File No. 001-13403), is incorporated by reference herein as Exhibit 4.9.

4.10 Certificate and First Amendment to Rights Agreement, which is attached as Exhibit 4 to the Company's Form 8-K filed on January 6, 2003, is incorporated by reference herein as Exhibit 4.10.

(10) Material Contracts

10.1 Board of Directors Remuneration Policy.

10.5.1* Employment Agreement between the Company and Timothy S. Webster dated May 30, 2002, which is attached as Exhibit 10 to the Company's quarterly report on Form 10-Q for the period ending June 30, 2002, is incorporated by reference herein as Exhibit 10.5.1.

10.5.2* Employment Agreement dated September 1, 2002 between the Company and Warren B. Schmidgall, which is attached as Exhibit 10.10 to the Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.5.2.

10.5.3* Letter Agreement between the Registrant and HWS & Associates, Inc. dated October 1, 1999, which is attached as Exhibit 10.6 to the Company's Current Report on Form 8-K (Commission File no. 001-13403), dated November 17, 1999, is incorporated by reference herein as Exhibit 10.5.3.

10.5.4* Employment Agreement dated September 1, 2002 between the Company and Walter George, which is attached as Exhibit 10.13 to the Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.5.4.

10.5.5* Employment Agreement dated September 1, 2002 between the Company and Jerry H. Dear, which is attached as Exhibit 10.23 to the Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.5.5.

10.5.6* Employment Agreement by and between American Italian Pasta Company and Horst W. Schroeder dated January 14, 2003, which is attached as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the period ending March 31, 2003, is incorporated by reference herein as Exhibit 10.5.6.

10.5.7* Employment Agreement dated August 25, 2003, between the Company and Daniel W. Trott, which is attached as exhibit 10.32 to the Company's Form 10K for the period ending October 3, 2003 is incorporated by reference herein as Exhibit 10.5.7.

10.5.8* Employment Agreement dated September 10, 2004, between the Company and George D. Shadid, which is attached as Exhibit 10.1 to the Company's current report on Form 8-K dated September 15, 2004, incorporated by reference herein as Exhibit 10.5.8.

10.5.9* Consulting Agreement dated January 1, 2004 between the Company and David E. Watson, which is attached as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the period ending January 2, 2004, is incorporated by reference herein as Exhibit 10.5.9.

10.5.10* Separation Agreement dates December 12, 2003 between the Company and David B. Potter, which is attached as Exhibit 10.2 to the Company's quarterly report on Form 10Q for the period ending April 2, 2004 and is incorporated by reference herein as Exhibit 10.5.10.

10.6.1* American Italian Pasta Company 1992 Stock Option Plan, which is attached as Exhibit 10.10 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.6.1.

10.6.2* American Italian Pasta Company 1993 Non-Qualified Stock Option Plan, which is attached as Exhibit 10.11 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.6.2.

10.6.3* 1996 Salaried Bonus Plan, which is attached as Exhibit 10.13 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.6.3.

10.6.4* 1997 Equity Incentive Plan, which is attached as Exhibit 10.14 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.6.4.

10.6.5* First amendment to 1997 Equity Incentive Plan, which is attached as Exhibit 10.1 to the Company's July 31, 1998 Form 10-Q (Commission file no. 001-13403), is incorporated by reference here in as Exhibit 10.6.5.

10.6.6* American Italian Pasta Company 2000 Equity Incentive Plan, as amended, which is attached as Exhibit 10.5 to the Company's quarterly report dated August 13, 2001 on Form 10-Q (Commission File No. 001-13403), is incorporated by reference herein as Exhibit 10.6.6.

10.6.7* Amendment to the 2000 Equity Incentive Plan which is attached as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the period ending January 2, 2004, is incorporated by reference herein as Exhibit 10.6.7.

10.6.8* Form of Restricted Stock Agreement for Restricted Stock Awards granted pursuant to the Company's 2000 Equity Incentive Plan, which is attached as Exhibit 10.25 to the Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.6.8.

10.6.9* Form of Stock Option Award Agreement for Stock Option Awards Pursuant to the Company's 2000 Equity Incentive Plan, which is attached as Exhibit 10.4 to the Company's quarterly report on Form 10-Q for the period ending March 31, 2003, is incorporated by reference herein as Exhibit 10.6.9.

10.18 Product Supply and Pasta Production Cooperation Agreement dated May 7, 1998 between the Registrant and Harvest States Cooperatives which is attached as Exhibit 10.2 to the Company's July 31, 1998 Form 10-Q Commission file no. 001-13403), is incorporated by reference herein as Exhibit 10.18.

10.22 Flour Purchase Agreement by and between American Italian Pasta Company and Bay State Milling Company dated August 7, 2002, which is attached as Exhibit 10.22 to the

Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.22. (We have omitted certain information from the Agreement and filed it separately with the Securities and Exchange Commission pursuant to our request for confidential treatment under Rule 24b-2. We have identified the omitted confidential information by the following statement, "Confidential portions of material have been omitted and filed separately with the Securities and Exchange Commission," as indicated throughout the document with an asterisk in brackets ([*])).

10.26 Asset Purchase Agreement, dated September 30, 2002, among American Italian Pasta Company, Gooch Foods, Inc. and Archer-Daniels-Midland Company, which is attached as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the period ending December 30, 2002 is incorporated by reference herein as Exhibit 10.26.

10.28 Asset Purchase and Sale Agreement by and among American Italian Pasta Company, PepsiCo Puerto Rico, Inc. and Golden Grain Company dated January 28, 2003, which is attached as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the period ending March 31, 2003, is incorporated by reference herein as Exhibit 10.28.

10.29 Asset Purchase Agreement by and between American Italian Pasta Company, Mrs. Leeper's, Inc. and Edwin J. Muscat and Michelle M. Muscat dated February 27, 2003, which is attached as Exhibit 10.3 to the Company's quarterly report on Form 10-Q for the period ending March 31, 2003, is incorporated by reference herein as Exhibit 10.29.

10.31 Second Amended and Restated Supply Agreement by and between AIPC Sales Co. and Sysco Corporation dated July 1, 2003. (We have omitted certain information from the Agreement and filed it separately with the Securities and Exchange Commission pursuant to our request for confidential treatment under Rule 24b –2. We have identified the omitted confidential information by the following statement, "Confidential portions of material have been omitted and filed separately with the Securities and Exchange Commission," as indicated throughout the document with an asterisk in brackets ([*]), which is attached as Exhibit 10.0 to the Company's quarterly report on Form 10-Q for the period ending June 30, 2003, incorporated by reference herein as Exhibit 10.31.

21 Subsidiaries of the registrant

List of subsidiaries is attached hereto as Exhibit 21.

23 Consent of Ernst & Young LLP

24 Power of Attorney

The power of attorney is set forth on the signature page of this Annual Report.

31.1 Certificate Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certificate Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32. Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99 None

* Represents a management contract or a compensatory plan or arrangement.

Exhibit 21

List of Subsidiaries	State or Jurisdiction of Incorporation
American Italian Pasta Company	Delaware
AIPC Wisconsin, Limited Partnership	Wisconsin
AIPC Sales Co.	Missouri
IAPC UK Limited	United Kingdom
IAPC Holding UK Limited	United Kingdom
Pasta Lensi, S.r.l.	Italy
IAPC BV	Netherlands
IAPC CV	Netherlands
AIPC Finance, Inc.	Delaware
AIPC South Carolina, Inc.	South Carolina
AIPC Missouri, LLC	Missouri
AIPC Arizona, LLC	Arizona
IAPC Italia Leasing s.r.l.	Italy

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-52315) pertaining to the 1992 Stock Option Plan, 1993 Nonqualified Stock Option Plan and 1997 Equity Incentive Plan, the Registration Statement (Form S-8 No. 333-57411) pertaining to the Employee Stock Purchase Plan and the Registration Statement (Form S-8 No. 333-58778) pertaining to the 2000 Equity Incentive Plan of American Italian Pasta Company of our report dated November 10, 2004, with respect to the consolidated financial statements and schedule of American Italian Pasta Company included in this Annual Report (Form 10-K) for the year ended October 1, 2004.

/s/ Ernst & Young LLP

Kansas City, Missouri
December 14, 2004

Exhibit 31.1
CERTIFICATIONS*

I, Timothy S. Webster, certify that:

1. I have reviewed this annual report on Form 10-K of American Italian Pasta Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and present in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent financial quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 10, 2004

/s/ Timothy S. Webster
Timothy S. Webster
President and Chief Executive Officer

Exhibit 31.2
CERTIFICATIONS*

I, George D. Shadid, certify that:

1. I have reviewed this annual report on Form 10-K of American Italian Pasta Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and present in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent financial quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 10, 2004

/s/ George D. Shadid
George D. Shadid
Executive Vice President &
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of American Italian Pasta Company (the "Company") on Form 10-K for the annual period ended October 1, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and dates indicated below, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to our knowledge: (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 10, 2004

/s/ Timothy S. Webster
Timothy S. Webster
President and Chief Executive Officer

December 10, 2004

/s/ George D Shadid
George D. Shadid
Executive Vice President and
Chief Financial Officer

CORPORATE DATA

CORPORATE HEADQUARTERS
4100 N. Mulberry Drive, Suite 200
Kansas City, MO 64116
(816) 584-5000
Telefax: (816) 584-5100

EUROPEAN OFFICE
Pasta Lensi, S.r.l.
Via Don Luigi Sturzo 21/23
25028 Verolanuova, Italy
011-39-030-936441

INDEPENDENT AUDITORS
Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, MO 64105

STOCK TRADING INFORMATION
Listed on New York Stock Exchange
Ticker Symbol: PLB

LEGAL COUNSEL
Blackwell Sanders Peper
Martin LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

REGISTRAR AND TRANSFER AGENT
UMB Bank, n.a.
P.O. Box 410064
Kansas City, MO 64141-6226
(816) 860-7000

For change of name, address or to replace lost stock certificates, write or call the Securities Transfer Division.

ANNUAL MEETING
Shareholders are cordially invited to attend the Annual Meeting of Shareholders, which will be at the Kansas City Marriott Downtown, Kansas City, Mo. on February 17, 2005 at 9:00 a.m.

FINANCIAL COMMUNITY INFORMATION
Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers and individual shareholders should be directed to:

George D. Shadid
Chief Financial Officer
(816) 584-5621
E-mail: gshadid@aipc.com

PRODUCTION FACILITIES
Columbia, S.C.
Excelsior Springs, Mo.
Kenosha, Wis.
Tolleson, Ariz.
Verolanuova, Italy

INTERNET ADDRESSES
www.aipc.com
www.pastalensi.com
www.makesameal.com
www.muellerspasta.com


AMERICAN ITALIAN
AIPC
PASTA COMPANY

CORPORATE HEADQUARTERS
[illegible] N. Mulberry Drive, Suite 200
[illegible]sas City, MO 64116
[illegible] 584-5000
[illegible] (816) 584-5100